8



08001311

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Century Energy Ltd

*CURRENT ADDRESS

BEST AVAILABLE COPY

PROCESSED
MAR 19 2008
THOMSON FINANCIAL

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 34757 FISCAL YEAR 8-31-07

* *Complete for initial submissions only* ** *Please note name and address changes*

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DAT : 3/18/08

8-31-07
AR/S

CENTURY ENERGY LTD.

CONSOLIDATED FINANCIAL STATEMENTS

AUGUST 31, 2007

DAVIDSON & COMPANY LLP Chartered Accountants A Partnership of Incorporated Professionals

AUDITORS' REPORT

To the Shareholders of
Century Energy Ltd.

We have audited the consolidated balance sheets of Century Energy Ltd. as at August 31, 2007 and 2006 and the consolidated statements of operations and deficit and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at August 31, 2007 and 2006 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

"DAVIDSON & COMPANY LLP"

Vancouver, Canada | Chartered Accountants

December 6, 2007

A Member of *SC INTERNATIONAL*

1200 - 609 Granville Street, P.O. Box 10372, Pacific Centre, Vancouver, BC, Canada, V7Y 1G6
Telephone (604) 687-0947 Fax (604) 687-6172

CENTURY ENERGY LTD.
CONSOLIDATED BALANCE SHEETS
AS AT AUGUST 31

	2007	2006
ASSETS		
Current		
Cash	$ 187,583	$ 31,787
Receivables	10,717	5,393
	$ 198,300	$ 37,180
LIABILITIES AND SHAREHOLDERS' EQUITY (DEFICIENCY)		
Current		
Accounts payable and accrued liabilities	$ 42,642	$ 42,673
Due to related parties (Note 4)	-	103,278
	42,642	145,951
Shareholders' equity (deficiency)		
Capital stock (Note 5)	6,379,910	6,043,828
Contributed surplus (Note 5)	130,267	109,577
Deficit	(6,354,519)	(6,262,176)
	155,658	(108,771)
	$ 198,300	$ 37,180

Nature and continuance of operations (Note 1)
Subsequent events (Note 12)

On behalf of the Board:

"Jimmy McCarroll" Director "Cory Kent" Director

The accompanying notes are an integral part of these consolidated financial statements.

CENTURY ENERGY LTD.
CONSOLIDATED STATEMENTS OF OPERATIONS AND DEFICIT
YEAR ENDED AUGUST 31

	2007	2006
REVENUE		
Oil and gas revenue, net of royalties	$ 1,107	$ 16,947
DIRECT COSTS		
Production costs	12,860	14,228
	(11,753)	2,719
EXPENSES		
Consulting fees	33,935	15,830
Foreign exchange (gain) loss	26,864	(3,055)
Management fees	30,000	30,000
Office and miscellaneous	5,224	5,796
Professional fees	80,951	123,461
Regulatory and transfer agent fees	16,361	14,499
Rent	6,728	6,610
Shareholder information and investor relations	1,822	11,999
Stock-based compensation	16,733	24,031
Telephone	1,878	1,808
Travel and promotion	20,288	20,419
	240,784	251,398
Loss before other items	(252,537)	(248,679)
OTHER ITEMS		
Gain on disposal of oil and gas property (Note 3)	-	73,776
	-	73,776
Loss before income taxes	(252,537)	(174,903)
Future income tax recovery (Note 10)	160,194	-
Loss for the year	(92,343)	(174,903)
Deficit, beginning of year	(6,262,176)	(6,087,273)
Deficit, end of year	$ (6,354,519)	$ (6,262,176)
Basic and diluted loss per common share	$ (0.01)	$ (0.01)
Weighted average number of common shares outstanding	24,035,623	15,552,081

The accompanying notes are an integral part of these consolidated financial statements.

CENTURY ENERGY LTD.
CONSOLIDATED STATEMENTS OF CASH FLOWS
YEAR ENDED AUGUST 31

	2007	2006
CASH FLOWS FROM OPERATING ACTIVITIES		
Loss for the year	$ (92,343)	$ (174,903)
Items not involving cash:		
Gain on disposal of oil and gas property	-	(73,776)
Stock-based compensation	16,733	24,031
Future income tax recovery	(160,194)	-
Changes in non-cash working capital items:		
(Increase) decrease in receivables	(5,324)	35,753
Increase (decrease) in accounts payable and accrued liabilities	(31)	9,763
Increase (decrease) in due to related parties	(18,278)	10,000
Net cash used in operating activities	(259,437)	(169,132)
CASH FLOWS FROM INVESTING ACTIVITIES		
Oil and gas property expenditures	-	(4,403)
Proceeds on sale of oil and gas property	-	159,405
Net cash provided by investing activities	-	155,002
CASH FLOWS FROM FINANCING ACTIVITIES		
Issuance of capital stock, net of finders' fees and issuance costs	415,233	-
Net cash provided by financing activities	415,233	-
Change in cash during the year	155,796	(14,130)
Cash, beginning of year	31,787	45,917
Cash, end of year	$ 187,583	$ 31,787

Supplemental disclosure with respect to cash flows (Note 7)

The accompanying notes are an integral part of these consolidated financial statements.

1. NATURE AND CONTINUANCE OF OPERATIONS

The Company is in the process of exploring and developing oil and gas properties.

These consolidated financial statements have been prepared on a going concern basis which assumes that the Company will be able to realize its assets and discharge its liabilities in the normal course of business for the foreseeable future. The consolidated financial statements do not include adjustments to amounts and classifications of assets and liabilities that might be necessary should the Company be unable to continue operations. The continuing operations of the Company are dependent upon its ability to continue to raise adequate financing and to commence profitable operations in the future.

	2007	2006
Deficit	$ (6,354,519)	$ (6,262,176)
Working capital (deficiency)	155,658	(108,771)

2. SIGNIFICANT ACCOUNTING POLICIES

Estimates

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the year. Actual results could differ from those estimates.

Principles of consolidation

These consolidated financial statements include the accounts of the Company and its wholly-owned subsidiary, Topper Resources, USA, Inc. Significant inter-company transactions have been eliminated upon consolidation.

Revenue recognition

Oil and natural gas sales are recognized when the commodities are delivered to purchasers and collection is reasonably assured.

Foreign currency translation

Financial statements of the Company's foreign subsidiary are translated using the temporal method whereby all monetary assets and liabilities are translated into Canadian dollar equivalents at the rate of exchange at the balance sheet date. Non-monetary assets and liabilities are translated at exchange rates prevailing at the transaction date. Income and expenses are translated at rates which approximate those in effect on transactions dates. Gains and losses arising from translation are included in earnings.

2. SIGNIFICANT ACCOUNTING POLICIES (cont'd...)

Stock-based compensation

The Company uses the fair value based method to recognize compensation costs for the granting of all stock options and direct awards of stock using the Black-Scholes option pricing model. Any consideration paid on the exercise of stock options is credited to capital stock.

Future income taxes

Future income taxes are recorded using the asset and liability method. Under the asset and liability method, future tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Future tax assets and liabilities are measured using the enacted or substantively enacted tax rates expected to apply when the asset is realized or the liability settled. The effect on future tax assets and liabilities of a change in tax rates is recognized in income in the period that substantive enactment or enactment occurs. To the extent that the Company does not consider it more likely than not that a future tax asset will be recovered, it provides a valuation allowance against the excess.

Flow-through shares

Canadian tax legislation permits a company to issue flow-through share whereby the deduction for tax purposes relating to qualified resource expenditures is claimed by the investors rather that the Company. Recording these expenditures for accounting purposes gives rise to taxable temporary differences.

Emerging Issues Committee 146 "Flow-Through Shares" requires that, when flow-through expenditures are renounced, a portion of the future income tax assets that were not recognized in previous years, due to the recording of a valuation allowance, be recognized as a recovery of income taxes in the statement of operations.

Loss per share

The Company uses the treasury stock method to compute the dilutive effect of options, warrants and similar instruments. Under this method the dilutive effect on loss per share is recognized on the use of the proceeds that could be obtained upon exercise of options, warrants and similar instruments. It assumes that the proceeds would be used to purchase common shares at the average market price during the year. For the years presented, this calculation proved to be anti-dilutive.

Basic loss per share is calculated using the weighted-average number of shares outstanding during the year.

Comparative figures

Certain comparative figures have been reclassified to conform with the current year's presentation.

3. OIL AND GAS PROPERTIES

Hull Dome Property, Liberty County, Texas USA

On November 1, 2005 the Company sold its 40% interest in the Hull Dome property with a carrying value of $85,629 for net proceeds of $159,405 (USD$134,838). The Company retained a 0.004% net revenue interest in the property.

4. DUE TO RELATED PARTIES

Amounts due to related parties at August 31, 2007 of $Nil (2006 - $103,278) are non-interest bearing, unsecured, with no stated terms of repayment.

5. CAPITAL STOCK AND CONTRIBUTED SURPLUS

a) Authorized capital stock: Unlimited number of common shares.

b) Common shares issued and outstanding:

	Number of Shares		Capital Stock		Contributed Surplus
Balance, August 31, 2005	15,552,081	$	6,043,828	$	85,546
Stock-based compensation	-		-		24,031
Balance, August 31, 2006	15,552,081		6,043,828		109,577
Private placements	4,605,000		460,500		-
Finders' fees	-		(36,050)		-
Share issuance costs	-		(9,217)		-
Settlement of debt	850,000		85,000		-
Stock-based compensation	-		-		16,733
Agents' warrants	-		(3,957)		3,957
Tax benefit renounced to flow-through share subscribed	-		(160,194)		-
Balance, August 31, 2007	21,007,081	$	6,379,910	$	130,267

On April 4, 2007, the Company issued 850,000 common shares at a price of $0.10 per share to settle debt totaling $85,000 (Note 8).

On January 10, 2007, the Company issued 3,205,000 flow-through units at a price of $0.10 per unit pursuant to a non-brokered private placement. Each flow-through unit consisted of one flow-through common share and one common share purchase warrant. Each warrant entitles the holder to purchase an additional common share for a period of one year at a price of $0.20. Finders' fees included the Company paying $24,050, and issuing 73,000 agents' warrants, each exercisable into one common share of the Company at a price of $0.20 per share for a period of one year.

On March 27, 2007, the Company issued 1,400,000 flow-through common units at a price of $0.10 per unit pursuant to a non-brokered private placement. Each flow-through unit consisted of one flow-through common share and one common share purchase warrant. Each warrant entitles the holder to purchase an additional common share for a period of one year at a price of $0.20. Finders fees included the Company paying $12,000 and issuing 120,000 agents' warrants, each exercisable into one common share of the Company at a price of $0.20 per share for a period of one year.

6. STOCK OPTIONS AND WARRANTS

Stock options

The Company has a stock option plan under which it is authorized to grant options to directors, employees and consultants enabling them to acquire up to 10% of the issued and outstanding common shares of the Company. Under the plan, the exercise price of each option equals the market price, minimum price, or a discounted price of the Company's shares as calculated on the date of grant. The options can be granted for a maximum term of 5 years and are subject to vesting provisions as determined by the board of directors of the Company.

As at August 31, 2007, the Company had outstanding stock options, enabling the holders to acquire common shares as follows:

Number of Shares	Exercise Price	Expiry Date
416,000	$ 0.10	June 3, 2008
649,284	0.10	December 22, 2009
1,035,427	0.10	July 23, 2012

Stock option transactions and the number of stock options outstanding are summarized as follows:

	Number of Options	Weighted Average Exercise Price
Balance, August 31, 2005 and 2006	1,065,284	$ 0.10
Options granted	1,035,427	0.10
Balance, August 31, 2007	2,100,711	$ 0.10
Number of options currently exercisable	1,410,426	$ 0.10

Stock-based compensation

During fiscal 2007, the Company granted options to acquire 1,035,427 common shares with a weighted average fair value of $0.14 per share, of which 24,333 vested during the year resulting in stock-based compensation expense under the Black-Scholes option pricing model of $3,376. During fiscal 2005, the Company granted 738,708 stock options, of which 246,236 vested in each of fiscal 2005, 2006 and 2007, resulting in additional stock-based compensation expense under the Black-Scholes option pricing model of $13,357 being recognized in fiscal 2007.

6. STOCK OPTIONS AND WARRANTS (cont'd…)

Stock-based compensation (cont'd…)

The following weighted average assumptions were used for the valuation of stock options granted during the year:

	2007	2006
Risk-free interest rate	4.60%	-
Expected life of options	5 years	-
Annualized volatility	117%	-
Dividend rate	0.00%	-

Warrants

At August 31, 2007, the Company had outstanding share purchase warrants, enabling holders to acquire common shares as follows:

Number of Shares	Exercise Price	Expiry Date
3,278,000	$0.20	December 28, 2007
1,520,000	0.20	March 28, 2008

Warrant transactions and the number of warrants outstanding are summarized as follows:

	Number of warrants		Weighted Average Exercise Price
Balance, August 31, 2005	10,601,000	$	0.22
Warrants expired	(2,500,000)		0.30
Balance, August 31, 2006	8,101,000		0.20
Warrants issued	4,798,000		0.20
Warrants expired	(8,101,000)		0.20
Balance, August 31, 2007	4,798,000	$	0.20
Number of warrants currently exercisable	4,798,000	$	0.20

7. SUPPLEMENTAL DISCLOSURE WITH RESPECT TO CASH FLOWS

	2007	2006
Cash paid during the year for income taxes	$ -	$ -
Cash paid during the year for interest	-	-

The significant non-cash transaction during the year ended August 31, 2007 included:

a) The issuance of 850,000 common shares at a value of $85,000 for the settlement of debt (Note 5).

b) The Company recognized compensation expenses of $3,957 for agents' warrants granted in connection with the private placements.

c) The renunciation of $160,194 to subscribers of 4,605,000 flow-through shares.

There were no significant non-cash transactions for the year ended August 31, 2006.

8. RELATED PARTY TRANSACTIONS

The Company entered into the following transactions with related parties:

a) Accrued management fees of $Nil (2006 - $10,000) to a director. Also paid management fees of $30,000 (2006 - $20,000) to a company controlled by a director.

b) Paid or accrued legal fees of $48,066 (2006 - $26,385) to a law firm in which a director is an employee of the firm.

c) Issued 850,000 common shares to settle debt totaling $85,000 due to a director (Note 5).

The amounts charged to the Company for the services provided have been determined by negotiation among the parties and, in certain cases, are covered by signed agreements. These transactions were in the normal course of operations and were measured at the exchange value, which represented the amount of consideration established and agreed to by the related parties.

9. FINANCIAL INSTRUMENTS

The Company's financial instruments consist of cash, receivables and accounts payable and accrued liabilities and due to related parties. Unless otherwise noted, it is management's opinion that the Company is not exposed to significant interest, currency or credit risks arising from these financial instruments. The fair value of these financial instruments approximates their carrying values, unless otherwise noted.

10. INCOME TAXES

A reconciliation of income taxes at statutory rates with the reported taxes is as follows:

	2007	2006
Loss before income taxes	$ (252,537)	$ (174,903)
Expected income tax recovery	$ (86,166)	$ (64,342)
Non-deductible expenses	3,386	11,268
Gain on sale of oil and gas property	-	(28,760)
Unrecognized (recognized) benefits of non-capital losses	(77,414)	81,834
Total income tax recovery	$ (160,194)	$ -

Details of future income taxes assets are as follows:

	2007	2006
Resource deductions	$ 440,731	$ 485,088
Non-capital losses available for future periods	447,199	462,127
Share issuance costs	8,940	-
	896,780	947,215
Valuation allowance	(896,870)	(947,215)
Net future income tax assets	$ -	$ -

During the year ended August 31, 2007, the Company issued 4,605,000 common shares for gross proceeds of $460,500. The flow-through agreement requires the Company to renounce certain deductions for Canadian exploration expenditures incurred on the Company's mineral properties. Future income taxes of $160,194 on the exploration expenditures renounced to shareholders were applied against capital stock.

The Company has incurred operating losses for Canadian income tax purpose of approximately $1,443,000 which can be carried forward to reduce taxable income in future years. Unless utilized, these losses will expire through 2026. In addition, the Company has resource deductions of approximately $1,420,000 available to reduce taxable income of future years. Future tax benefits, which may arise as a result of these losses and resource expenditures, have not been recognized in these financial statements and have been offset by a valuation allowance.

11. SEGMENTED INFORMATION

The Company operates in the oil and gas industry, primarily in the United States.

12. SUBSEQUENT EVENT

Subsequent to the year ended August 31, 2007:

a) the Company issued 710,000 units and 960,000 flow-through common shares of the Company at a price of $0.10 per share pursuant to a non-brokered private placement. Each unit consists of one common shares and one common share purchase warrant. Each flow-through warrant consists of one flow-through common share and one common share purchase warrant. Each warrant entitles the holder to purchase an additional common share for a period of one year at a price of $0.20. Finders' fees included the Company paying $9,100.

b) the Company entered into a Participation Agreement with Ravenwood Energy Corp. ("Ravenwood") of Calgary, Alberta to acquire 25% interest in Ravenwood's Kneller Prospect. In order to earn a 25% working interest, Century must pay 25% of the cost for the initial well on the prospect. The Company paid a $10,000 equalization fee for the right to participate in the well. The Company will have the right to participate in additional wells drilled on the prospect by contributing its 25% share of subsequent well costs.

CENTURY ENERGY LTD
4605 Post Oak Place Dr., Suite 250
Houston, Texas 77027 U.S.A.
Ph. (713) 658-0161 * Fax (713) 222-7158

December 21, 2007

For Immediate Release
TSX Venture: CEY

Closing of Non-Brokered Private Placement

Century Energy Ltd. (the "Corporation") announces that further to its news release of December 12, 2007, it has completed the non-brokered private placement consisting of 710,000 units ("Units") at a price of $0.10 per Unit for gross proceeds of $71,000 (the "Unit Offering"). Each Unit consists of one common share of the Corporation (a "Share") and one share purchase warrant (a "Warrant"). Each Warrant entitles the holder to acquire one Share of the Corporation (a "Warrant Share") at a price of $0.20 per Share until December 17, 2008 on the terms and conditions set forth therein.

In addition to the completion of the Unit Offering, the Corporation has also completed the private placement of 960,000 flow-through shares ("FT Shares") at a price of $0.10 per FT Share (the "Flow-Through Offering") for gross proceeds of $96,000 announced in its news release of December 12, 2007.

The Corporation paid a total of $9,100 in cash as finders' fees in connection with both the Unit Offering and the Flow-Through Offering (jointly, the "Private Placement"). All Shares issued pursuant to the Private Placement together with any Shares issuable on the exercise of the Warrants are subject to a hold period expiring on April 18, 2008.

The proceeds derived from the Private Placement will be used for drilling operations in Canada and for general working capital.

This news release does not constitute an offer to sell or a solicitation of an offer to sell any of the securities in the United States. The securities have not been and will not be registered under the United States Securities Act of 1933, as amended (the "U.S. Securities Act") or any state securities laws and may not be offered or sold within the United States or to U.S. Persons unless registered under the U.S. Securities Act and applicable state securities laws or an exemption from such registration is available.

About Century Energy Ltd.

Century Energy Ltd. is an oil and gas exploration company pursuing opportunities in Canada and South America.

FOR FURTHER INFORMATION:
Jimmy McCarroll
President, Century Energy Ltd.
Telephone: (713) 658-0161
Toll Free (U.S. Only): (877) 243-4153

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release. In addition, this release is not for distribution to U.S. Newswire Services or for dissemination in the United States.

CENTURY ENERGY LTD
4605 Post Oak Place Dr., Suite 250
Houston, Texas 77027 U.S.A.
Ph. (713) 658-0161 * Fax (713) 222-7158

December 20, 2007

For Immediate Release
TSX Venture: CEY

Century Energy Ltd. (" Century " or the " Company ") announced today that it has entered into a Participation Agreement with Ravenwood Energy of Calgary, Alberta to acquire 25% interest in Ravenwood's Kneller Prospect. In order to earn a 25% working interest, Century must pay 25% of the cost for the initial well on the prospect. The well is expected to spud on December the 27th, and be completed by year-end, at a cost of approximately $400,000. Century also paid a $10,000 equalization fee for the right to participate in the well. Century will have the right to participate in additional wells drilled on the prospect by contributing its 25% share of subsequent well costs.

The prospect is located south of Edmonton Alberta, and is adjacent to natural gas production in the Cretaceous Ellerslie formation, which is the target zone for the well. Seismic and well control data were used to pick the well location.

About Century Energy Ltd.

Century Energy Ltd. is a junior oil and gas exploration company actively pursuing exploration opportunities in Canada and South America.

For Further Information:

Jimmy McCarroll
President, Century Energy Ltd.
Telephone: (713) 658-0161

CENTURY ENERGY LTD
4605 Post Oak Place Dr., Suite 250
Houston, Texas 77027 U.S.A.
Ph. (713) 658-0161 * Fax (713) 222-7158

November 29, 2007

For Immediate Release
TSX Venture: CEY

Century Energy Ltd. (the "Company") announces that, further to the news release of the British Columbia Securities Commission dated November 29, 2007 (see the British Columbia Securities Commission's website at www.bcsc.bc.ca) , it has terminated its agreement for investor relations services with Badshah Communications previously announced November 6, 2007. At the time of termination, the Company had not yet received the approval of the TSX Venture Exchange, and the provision of the services had not yet commenced.

"We are very surprised and disappointed by this turn of events," Jimmy McCarroll, President of the Company, said "We were completely unaware of any investigation or other proceeding relating to Badshah, whom we retained on referrals from sources we believe to be reliable."

About Century Energy Ltd.

Century Energy Ltd. is an oil and gas exploration company pursuing opportunities in Canada and South America.

FOR FURTHER INFORMATION:

Jimmy McCarroll
President, Century Energy Ltd.
Telephone: (713) 658-0161
Toll Free (U.S. Only): (877) 243-4153

CENTURY ENERGY LTD
4605 Post Oak Place Dr., Suite 250
Houston, Texas 77027 U.S.A.
Ph. (713) 658-0161 * Fax (713) 222-7158

November 6, 2007

For Immediate Release
TSX Venture: CEY

Century Energy Ltd. (the "Company") announces that it has, subject to regulatory approval, retained Badshah Communications Group Ltd. ("Badshah") to provide investor relations services to the Company.

Badshah operates out of Vancouver, British Columbia and was established in 2002 to be an informative and valuable tool for the investment community. Anwar Badshah, the principal of Badshah, has been active in the industry as a corporate communications consultant in an investor relations capacity since 1992. Mr. Badshah is a member of the Canadian Professional Sales Institute and a member of the Canadian Investor Relations Institute. Many of Badshah's clients have been Toronto Stock Exchange companies with market capitalization between $5 million to $30 million. Both Badshah and Mr. Anwar Badshah are at arm's length to the Company and own no shares of the Company.

Badshah will be paid a fee of $4,000 (plus GST) per month. The term of the Agreement is for a period of six months with an option to continue for another six months unless earlier terminated by either party on 30 days written notice. The Company has granted Badshah an option to purchase 250,000 common shares of the Company at $0.10 per share, subject to regulatory approval. The options will vest in four equal quarterly instalments, with the first instalment being exercisable commencing January 10, 2008.

About Century Energy Ltd.

Century Energy Ltd. is an oil and gas exploration company pursuing opportunities in Canada and South America.

FOR FURTHER INFORMATION:

Jimmy McCarroll
President, Century Energy Ltd.
Telephone: (713) 658-0161
Toll Free (U.S. Only): (877) 243-4153

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release. In addition, this release is not for distribution to U.S. Newswire Services or for dissemination in the United States.

CENTURY ENERGY LTD
4605 Post Oak Place Dr., Suite 250
Houston, Texas 77027 U.S.A.
Ph. (713) 658-0161 * Fax (713) 222-7158

September 21, 2007

For Immediate Release
TSX Venture: CEY

Century Energy Ltd. ("Century " or the "Company") further to its news release of June 19, 2007, has been advised by its proposed joint venture partner and vendor of the two Contract Areas in Colombia that, due to such vendor receiving several unsolicited take-over offers, their board has elected to cease any further partner discussions.

Jimmy McCarroll, president of Century, said "We are very disappointed with this development. During our due diligence process, we have acted in good faith, expended considerable efforts and incurred costs to review the projects and raise funds necessary for our participation. We will review all of our legal alternatives with respect to this termination by the vendor company."

About Century Energy Ltd.

Century Energy Ltd. is a junior oil and gas exploration company actively pursuing international exploration and production opportunities.

For Further Information:

Jimmy McCarroll
President, Century Energy Ltd.
Telephone: (713) 658-0161
Toll Free (U.S. Only): (877) 243-4153

CENTURY ENERGY LTD.
4605 Post Oak Place Dr. Suite 250
Houston, Texas 77027 U.S.A.
Phone: (713) 658-0161
Fax: (713) 222-7158

NOT FOR DISTRIBUTION TO U.S. NEWSWIRE SERVICES OR FOR DISSEMINATION IN THE UNITED STATES.

July 30, 2007

For immediate release
TSX Venture: CEY

Century Energy Ltd. (the "Company") today announced that is has engaged Canaccord Capital Corporation ("Canaccord") to act as its agent to sell on a commercially reasonable efforts basis up to 20,000,000 units (the "Units") of the Company at a price of CDN$0.15 per Unit for aggregate gross proceeds of up to CDN$3,000,000, (collectively, the "Offering") Each unit shall consist of one common share in the Company and one common share purchase warrant ("Warrant") exercisable for a period of 24 months from closing. Each whole Warrant shall be exercisable into one common share of the Company at CDN$0.20 per share in year one and at CDN $0.30 in year two. The Company will grant Canaccord an option to purchase additional units to raise additional gross proceeds of up to CDN$900,000 (6,000,000 Units), exercisable 48 hours prior to closing. The private placement is subject to the approval of the TSX Venture Exchange.

This news release does not constitute an offer to sell or a solicitation of an offer to sell any of the securities in the United States. The securities have not been and will not be registered under the United States Securities Act of 1933, as amended (the "U.S. Securities Act") or any state securities laws and may not be offered or sold within the United States or to U.S. Persons unless registered under the U.S. Securities Act and applicable state securities laws or an exemption from such registration is available.

In addition, the Company has granted incentive stock options to certain directors, employees and consultants of the Company to purchase up to 1,035,427 common shares in the capital stock of the Company pursuant to a shareholder approved Incentive Stock Option Plan. The options are exercisable on or before July 23, 2012 at a price of $0.20 per shares.

About Century Energy Ltd.

Century Energy Ltd. (CEY: TSX-V) is a junior oil and gas exploration company actively pursuing international exploration and production opportunities.

For further information please contact:

Jimmy McCarroll
President, Century Energy Ltd.
Telephone: (713) 658-0161
Toll Free (U.S. only): (877) 243-4153
www.centuryenergyltd.com

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release. In addition, this release is

CENTURY ENERGY LTD.
(Formerly Topper Resources Inc.)

CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)

MAY 31, 2007

CENTURY ENERGY LTD.
(formerly Topper Resources Inc.)
CONSOLIDATED BALANCE SHEETS
(Unaudited)

	May 31, 2007	August 31 2006
ASSETS		
Current		
Cash	$ 269,404	$ 31,787
Receivables	9,866	5,393
	$ 279,270	$ 37,180
LIABILITIES AND SHAREHOLDERS' EQUITY (DEFICIENCY)		
Current		
Accounts payable and accrued liabilities	$ 66,668	$ 42,673
Due to related parties (Note 4)	-	103,278
	66,668	145,951
Shareholders' equity (deficiency)		
Capital stock (Note 5)	6,553,278	6,043,828
Contributed surplus (Note 5)	122,934	109,577
Deficit	(6,463,610)	(6,262,176)
	212,602	(108,771)
	$ 279,270	$ 37,180

Nature and continuance of operations (Note 1)
Subsequent event (Note 11)

On behalf of the Board:

"Jimmy M. McCarroll" Director "Cory Kent" Director

The accompanying notes are an integral part of these consolidated financial statements.

CENTURY ENERGY LTD.
(formerly Topper Resources Inc.)
CONSOLIDATED STATEMENTS OF OPERATIONS AND DEFICIT
(Unaudited)

	Three Month Period Ended May 31		Nine Month Period Ended May 31	
	2007	2006	2007	2006
REVENUE				
Oil and gas revenue	$ 249	$ 117	$ 581	$ 17,162
DIRECT COSTS				
Production costs	1,401	855	1,191	12,701
Maps and logs	-	(26)	-	2,895
	1,401	829	1,191	15,596
	(1,152)	(712)	(610)	1,566
EXPENSES				
Consulting fees	22,997	4,780	25,125	8,862
Filing fees	2,125	-	8,235	-
Foreign exchange (gain) loss	17,289	2,165	26,784	8,692
Management fees	7,500	7,500	22,500	22,500
Office and miscellaneous	706	2,456	2,886	4,107
Professional fees	24,857	51,834	75,131	113,831
Regulatory and transfer agent fees	3,487	1,633	7,165	7,578
Rent	1,702	1,127	5,141	4,633
Salaries and benefits	-	-	-	-
Shareholder information and investor relations	-	10,171	1,822	11,999
Stock-based compensation	-	4,416	13,357	19,614
Telephone	475	498	1,433	1,380
Travel and promotion	5,364	3,980	11,245	16,767
	86,502	90,560	200,824	219,963
Loss before other items	(87,654)	(91,272)	(201,434)	(218,397)
OTHER ITEMS				
Gain on sale of property	-	-	-	78,179
Interest income	-	-	-	-
Loss for the period	(87,654)	(91,272)	(201,434)	(140,218)
Deficit, beginning of period	(6,375,956)	(6,136,219)	(6,262,176)	(6,087,273)
Deficit, end of period	$ (6,463,610)	$ (6,227,491)	$ (6,463,610)	$ (6,227,491)
Basic and diluted loss per common share	$ (0.00)	$ (0.01)	$ (0.01)	$ (0.01)
Weighted average number of common shares outstanding	20,580,994	15,552,081	18,018,271	15,552,081

The accompanying notes are an integral part of these consolidated financial statements.

CENTURY ENERGY LTD.
(formerly Topper Resources Inc.)
CONSOLIDATED STATEMENTS OF CASH FLOWS
(Unaudited)

	Three Month Period Ended May 31		Nine Month Period Ended May 31	
	2007	2006	2007	2006
CASH FLOWS FROM OPERATING ACTIVITIES				
Loss for the period	$ (87,654)	$ (91,272)	$ (201,434)	$ (140,218)
Items not involving cash:				
Stock-based compensation	-	4,416	13,357	19,614
Gain on sale of property	-	-	-	(78,179)
Changes in non-cash working capital items:				
(Increase) decrease in receivables	(1,222)	(2,163)	(4,473)	32,208
Decrease in prepaids	2,486	-	-	-
Increase (decrease) in accounts payable and accrued liabilities	(29,897)	3,143	23,995	7,365
Net cash used in operating activities	(116,287)	(85,876)	(168,555)	(159,210)
CASH FLOWS FROM INVESTING ACTIVITIES				
Proceeds from sale of property	-	-	-	159,405
Net cash provided by (used in) investing activities	-	-	-	159,405
CASH FLOWS FROM FINANCING ACTIVITIES				
Issuance of capital stock, net of finders' fees	88,000	-	424,450	-
Due to related parties	-	-	(18,278)	10,000
Net cash provided by financing activities	88,000	-	406,172	10,000
Change in cash during the period	(28,287)	(85,876)	237,617	10,195
Cash, beginning of period	297,691	141,988	31,787	45,917
Cash, end of period	$ 269,404	$ 56,112	$ 269,404	$ 56,112

Supplemental disclosure with respect to cash flows (Note 7)

The accompanying notes are an integral part of these consolidated financial statements.

1. NATURE AND CONTINUANCE OF OPERATIONS

The Company's principal business is the exploration and development of oil and gas properties.

These consolidated financial statements have been prepared on a going concern basis which assumes that the Company will be able to realize its assets and discharge its liabilities in the normal course of business for the foreseeable future. The consolidated financial statements do not include adjustments to amounts and classifications of assets and liabilities that might be necessary should the Company be unable to continue operations. The continuing operations of the Company are dependent upon its ability to continue to raise adequate financing and to commence profitable operations in the future.

	May 31, 2007	August 31, 2005
Deficit	$ (6,463,610)	$ (6,262,176)
Working capital (deficiency)	$ 212,602	$ (108,771)

The unaudited interim financial statements have been prepared in accordance with Canadian generally accepted accounting principles for interim financial information. Accordingly, they do not include all of the information and footnotes required by generally accepted accounting principles for audited financial statements. In the opinion of management, all adjustments (consisting of normal and recurring accruals) considered necessary for fair presentation have been included. Operating results for the three and nine month periods ending May 31, 2007 are not necessarily indicative of the results that may be expected for the year ended August 31, 2007.

2. SIGNIFICANT ACCOUNTING POLICIES

The interim financial statements have been prepared by management in accordance with the accounting policies described in the Company's annual financial statements for the year ended August 31, 2006. For further information, refer to the financial statements and footnotes included for the year ended August 31, 2006.

3. OIL AND GAS PROPERTIES

	May 31, 2007	August 31, 2006
	Hull Dome Texas	Hull Dome Texas
Acquisition costs:		
Balance, beginning of period	$ -	$ 54,928
Depletion	-	-
Disposal	-	(54,928)
Balance, end of period	-	-
Exploration costs:		
Balance, beginning of period	-	26,298
Drilling	-	-
Recovery	-	-
Disposal	-	(26,298)
Balance, end of period	-	-
Total	$ -	$ -

Hull Dome Property, Liberty County, Texas USA

In December 2003, the Company purchased a 40% interest in an oil producing property for $79,000 (US$60,000). On November 1, 2005, the Company sold its 40% interest in the Hull Dome property for net proceeds of $159,405 (USD $134,838). The Company retained a .004% net revenue interest in the property.

4. DUE TO RELATED PARTIES

Amounts due to related parties at August 31, 2006, are non-interest bearing, unsecured, with no stated terms of repayment. The fair value of amounts due to related parties is not determinable as they have no fixed repayments terms.

5. CAPITAL STOCK AND CONTRIBUTED SURPLUS

Authorized share capital: 100,000,000 common shares without par value

Common shares issued and outstanding:

	Number of Shares		Share Capital		Contributed Surplus
Balance, August 31, 2005	15,552,081	$	6,043,828	$	85,546
Stock-based compensation	-		-		24,031
Balance, August 31, 2006	15,552,081	$	6,043,828	$	109,577
Private Placement	3,205,000		320,500		-
Private Placement	1,400,000		140,000		-
Share issuance costs	-		(36,500)		-
Settlement of debt	850,000		85,000		-
Stock-based compensation	-		-		13,357
Balance, May 31, 2007	21,007,081	$	6,553,278	$	122,934

The Company issued 3,205,000 units at $0.10 per unit on December 28, 2006. Each unit consisted of one common share and one non-transferable common share purchase warrant. The warrants are exercisable for one year at a price of $0.20 per share. In connection with the private placement, the Company paid a finders fee of $24,050 and issued 73,000 finders warrants, exercisable at $0.20 for a period of one year.

The Company issued 850,000 common shares at $0.10 per unit on February 14, 2007 in partial satisfaction of the Company's indebtedness for accrued management fees.

The Company issued 1,400,000 units at $0.10 per unit on March 28, 2007. Each unit consisted of one common share and one non-transferable common share purchase warrant. The warrants are exercisable for one year at a price of $0.20 per share. The Company paid cash commissions of $12,000 and issued warrants to purchase 120,000 common shares, exercisable on or before March 22, 2008.

6. STOCK OPTIONS AND WARRANTS

a) Stock options

The Company has a stock option plan under which it is authorized to grant options to directors, employees and consultants enabling them to acquire up to 10% of the issued and outstanding common shares of the Company. Under the plan, the exercise price of each option equals the market price, minimum price, or a discounted price of the Company's shares as calculated on the date of grant. The options can be granted for a maximum term of 5 years.

As of May 31, 2007 and August 31, 2006, the Company has outstanding stock options, enabling the holders to acquire common shares as follows:

6. STOCK OPTIONS AND WARRANTS (cont'd…)

a) Stock options (cont'd…)

Number Of Shares	Exercise Price	Expiry Date
416,000	$ 0.10	June 3, 2008
649,284	0.10	December 22, 2009

All options are currently exercisable.

b) Warrants

Number Of Shares	Exercise Price	Expiry Date
2,500,000	$ 0.20	May 17, 2007
3,278,000	0.20	December 28, 2007
1,520,000	0.20	May 22, 2008

7. SUPPLEMENTAL DISCLOSURE WITH RESPECT TO CASH FLOWS

	Three Month Period Ended May 31		Nine month Period Ended May 31	
	2007	2006	2007	2006
Cash paid during the period for income taxes	$ -	$ -	$ -	$ -
Cash paid during the period for finance charges	$ -	$ -	$ -	$ -

There were no significant non-cash transactions for the three month period ending May 31, 2007. The significant non-cash transaction for the nine month period ending May 31, 2007 was the issuance of 850,000 shares of common stock in partial satisfaction of the Company's indebtedness for accrued management fees.

There were no significant non-cash transactions for the three or nine month periods ending May 31, 2006.

8. RELATED PARTY TRANSACTIONS

The Company entered in the following transactions with related parties:

a) Paid or accrued management fees of $ 22,500 (2006 - $22,500) to a director or to a company controlled by a director.

b) Paid or accrued legal fees of $ 38,339 (2006 - $22,254) to a law firm in which a director is an employee of the firm.

c) Issued 850,000 shares of common stock as partial satisfaction for accrued management fees owed to the Company's president.

The amounts charged to the Company for the services provided have been determined by negotiation among the parties and, in certain cases, are covered by signed agreements. These transactions were in the normal course of operations and were measured at the exchange value, which represented the amount of consideration established and agreed to by the related parties.

9. FINANCIAL INSTRUMENTS

The Company's financial instruments consist of cash, receivables, accounts payable and accrued liabilities and amounts due to related parties. Unless otherwise noted, it is management's opinion that the Company is not exposed to significant interest, currency or credit risks arising from these financial instruments. The fair value of these financial instruments approximates their carrying values, unless otherwise noted.

10. SEGMENTED INFORMATION

The Company operates in the oil and gas industry, primarily in the United States.

11. SUBSEQUENT EVENT

On July 23, 2007, the board of directors authorized the grant of 1,035,427 stock options. The options are exercisable at a price of $0.20 per share and have an expiration date of July 23, 2012.

CENTURY ENERGY LTD.
(formerly Topper Resources Inc.)
FORM 51-102F1
MANAGEMENT DISCUSSION AND ANALYSIS
FOR THE THREE AND NINE MONTHS ENDED MAY 31, 2007

The following is a discussion and analysis of the consolidated financial condition and operating results of Century Energy, Ltd. (formerly Topper Resources Inc.) (the "Company") for the nine months ended May 31, 2007. The discussion should be read in conjunction with the unaudited interim consolidated financial statements of the Company and the notes thereto for the nine months ended May 31, 2007 and the audited consolidated financial statements for the year ended August 31, 2006. The unaudited interim consolidated financial statements are prepared under Canadian generally accepted accounting principles and include the operating results of the Company and its subsidiaries.

Some of the statements set forth in this section are forward-looking statements relating to the Company's future operating results based on the information available to the Company as of July 27, 2007. These forward looking statements are subject to a variety of risks and uncertainties and other factors, but are not limited to, changes in government legislation and regulations, competition, foreign exchange rate, claims and litigation. The actual results may vary from the results anticipated in these statements.

THE COMPANY

The Company is in the business of exploring and developing oil and gas properties. The company has one subsidiary, Topper Resources USA, Inc., which is wholly owned and was incorporated on June 2, 2002 in the State of Texas, USA.

The Company is currently pursuing oil and gas exploration opportunities in South America and the Western Sedimentary Basin of Canada.

CRITICAL ACCOUNTING POLICIES

A summary of significant accounting policies is presented in Note 2 of the consolidated financial statements for the year ended August 31, 2006. The Company follows the full cost method of accounting for exploration and development expenditures whereby all costs, net of incentives, related to the exploration for and development of oil and gas reserves are capitalized in cost centers on a country-by-country basis. Costs include lease acquisition, geological and geophysical expenditures, carrying costs of non-productive properties, the drilling of productive and non-productive wells and related plant and production equipment costs. Costs relating to properties which management considers to be unproved are initially held outside the cost centers. Costs held outside cost centers are evaluated periodically for impairment. When a decision to develop these properties has been taken, or there is evidence of impairment, the related costs are transferred to the relevant cost center.

For each cost centre, the Company calculates a "cost ceiling" which limits the net book value of capitalized costs to the undiscounted and unescalated estimated future net revenues from production of proved reserves based upon year-end prices. This test also accounts for future general and administrative expenses, future site restoration and abandonment costs, financing costs and income taxes, all undiscounted and unescalated. Additional depletion is provided if the net book value of capitalized costs exceeds such future revenue.

Depletion is computed using the unit-of-production method where the ratio of production to proved reserves determines the proportion of depletable costs to be expensed. Undeveloped properties are excluded from the depletion calculation until the quantities of proved reserves can be determined.

The amounts recorded for depletion and amortization of oil and gas properties and equipment and the provision for future site restoration and abandonment costs are based on estimates. The ceiling test is based on estimates of proved reserves, production rates, oil and gas prices, future costs and other relevant assumptions. By their nature, these estimates are subject to measurement uncertainty and the effect on the financial statements of changes in such estimates in future periods could be significant.

OVERVIEW

The Company is a small oil and gas exploration company that is pursuing international exploration opportunities in the northern countries of South America. The Company is currently pursuing exploration opportunities in Colombia and the Western Sedimentary Basin of Canada.

SUMMARY OF QUARTERLY RESULTS

	Revenues	Net Income (Loss)	Net Income (Loss) per Share Basic and Diluted
Fiscal 2005			
Fourth quarter	32,218	(577,908)	(.03)
Fiscal 2006			
First quarter	11,945	32,810	.00
Second quarter	5,101	(81,756)	(.01)
Third quarter	117	(91,272)	(.01)
Fourth quarter	(216)	(34,685)	(.01)
Fiscal 2007			
First quarter	61	(31,431)	.00
Second quarter	498	(82,349)	(.01)
Third quarter	249	(87,654)	(.00)

SUMMARY OF PROPERTIES

The Company has an overriding royalty interest in one oil and gas property in Liberty County, Texas.

OIL AND GAS PRODUCTION

For the nine month period ended May 31, 2007, the Company had a small non-cost bearing interest in one well which produced approximately 15 barrels of oil per day.

RESULTS OF OPERATIONS

For The Three Month Period Ended May 31, 2007 Compared With The Three Month Period Ended May 31, 2006.

For the three month period ended May 31, 2007, Company recorded oil and gas revenues of $249. In addition, oil and gas expenses (lease operating expenses and production taxes) totalled $1,401. This compares to oil and gas revenues of $117 and oil and gas expenses of $829 for the three months ended May 31, 2006.

The Company's administrative expenses (exclusive of foreign exchange gains (losses)) decreased to $69,213 for the three months ended May 31, 2007 from $88,395 for the three months ended May 31, 2006. This is primarily attributable to a decrease in professional fees and in stock-based compensation.

The Company reported a net loss of $87,654 for the three months ended May 31, 2007 as compared to a loss of $91,272 for the three months ended May 31, 2006. The overall decrease in administrative expenses for the period was offset by an increase in foreign exchange losses of $15,124.

For The Nine Month Period Ended May 31, 2007 Compared With The Nine Month Period Ended May 31, 2006.

For the nine months ended May 31, 2007, the Company recorded oil and gas revenues of $581 compared to $17,162 for the nine months ended May 31, 2006. Oil and gas expenses also decreased to $1,191 for the nine months ended May 31, 2007 from $15,596 for the nine months ended May 31, 2006.

The Company's administrative expenses (exclusive of foreign exchange gains (losses)) also decreased to $174,040 for the nine months ended May 31, 2007 from $211,271 for the nine months ended May 31, 2006 primarily as a reduction in professional fees, stock-based compensation and travel expenses offset by an increase in filing fees.

LIQUIDITY AND CAPITAL RESERVES

The Company's cash decreased to $269,404 on May 31, 2007 from $297,691 on February 28, 2007. This is a result of cash used for operating activities of $116,287 offset by cash provided by a private placement, for net proceeds totalling $88,000.

The Company's cash increased to $269,404 on May 31, 2007 from $31,787 on August 31, 2006. This is a result of cash provided by two private placements, for net proceeds totalling $424,450, offset by a reduction in amounts owed to a related party of $18,278. The cash from financing activities was also offset by cash used for operating activities of $168,555.

NINE MONTHS ENDED MAY 31, 2007

CASH FLOWS FROM OPERATING ACTIVITIES

The company's loss for the period of $201,434, offset by a net increase in working capital items of $19,522 and the add-back of stock-based compensation of $13,357, resulted in net cash of $168,555 used in operating activities.

CASH FLOWS FROM FINANCING ACTIVITIES

Cash flow was provided from two private placements which closed in December, 2006 and March, 2007 offset by the payment of some accrued management fees to a director.

CASH FLOWS FROM INVESTING ACTIVITIES

None

SHARE CAPITAL

a) Authorized capital stock: 100,000,000 common shares without par value

b)

	Number Of Shares	Share Capital	Contributed Surplus
Balance, August 31, 2005	15,552,081	6,043,828	85,546
Stock-based compensation	-	-	24,031
Balance, August 31, 2006	15,552,081	6,043,828	109,577
Private placement	3,205,000	320,500	-
Private placement	1,400,000	140,000	-
Share issuance costs	-	(36,500)	-
Settlement of Debt	850,000	85,000	-
Stock-based compensation	-	-	13,357
Balance, May 31, 2007	21,007,081	6,553,278	122,934

SHARE CAPITAL (cont'd...)

At July 27, 2007, there were 21,007,081 common shares, 7,298,000 warrants and 2,100,700 options outstanding. The warrants expire on May 17, 2007, December 28, 2007, and May 22, 2008. The stock options expire on June 3, 2008, December 22, 2009 and July 23, 2012. Assuming that the warrants and the stock options are exercised before they expire, the Company would receive gross proceeds of $1,459,600 and $313,613 respectively.

LIQUIDITY AND CASH RESOURCES

The Company's future capital requirements will depend on many factors, including, among others, cash flow from operations. To the extent that existing resources are insufficient to fund the Company's losses until profitability is reached, the Company may need to raise additional funds through debt or equity financing. If additional funds are raised through the issuance of equity securities, the percentage ownership of current shareholders will be reduced and such equity securities may have rights, preferences, or privileges senior to those of the holders of the Company's common stock. No assurance can be given that additional financing will be available, or that it can be obtained on terms acceptable to the Company and its shareholders. If adequate funds are not available, the Company may be required to delay possible expansion plans or acquisitions.

RELATED PARTY TRANSACTIONS

The Company entered into the following transactions with related parties:

a) Paid or accrued management fees of $22,500 (2006- $22,500) to a director;

b) Paid or accrued legal fees of $38,399 (2006- $22,254) to a law firm in which a director is an employee of the firm.

c) Issued 850,000 shares of common stock in February, 2007 as partial satisfaction for accrued management fees owed to the Company's president.

The amounts charged to the Company for the services provided have been determined by negotiation among the parties and, in certain cases, are covered by signed agreements. These transactions were in the normal course of operations and were measured at the exchange value, which represented the amount of consideration established and agreed to by the related parties.

OUTLOOK

On July 23, 2007, the board of directors authorized the grant of 1,035,427 stock options. The options are exercisable at a price of $0.20 per share and have an expiration date of July 23, 2012.

The Company will continue to pursue drilling opportunities, both domestic and foreign.

ADDITIONAL INFORMATION

Additional information pertaining to the Company is available on the SEDAR website at www.sedar.com.

Form 51-102F3

Material Change Report

CONFIDENTIAL

Item 1 Name and Address of Company

Century Energy Ltd.
4605 Post Oak Place Dr. Suite 250
Houston, Texas 77027. U.S. A. (the "Company")

Item 2 Date of Material Change

May 31, 2007

Item 3 News Release

The Company disseminated one news release through Canada Stockwatch on June 19, 2007.

Item 4 Summary of Material Changes

The Company announced that it signed a Letter of Intent on May 31, 2007 to participate in the drilling of two wells in the Republic of Colombia.

Item 5 Full Description of Material Change

The Company announced that its participation in the wells will earn it an interest in two Contract Areas (approximately 100,000 acres in total) equal to one half of its initial participation amount.

The first well is exploratory and will be drilled this fall. The second well is a development well on the second Contract Area and is planned for the First Quarter of 2008. Both wells will be located in a producing area with existing oil and gas infrastructure. Each well will cost approximately seven million dollars with Century's interest not to exceed fifty per cent of the costs for each well.

Century's participation is subject to the signing of a Farm In Agreement, and it ability to obtain financing on suitable terms. The vendor company is awaiting local government approval for the proposed Farm In before additional information on the Contract Areas is released. A subsequent press release will be issued on receipt of this approval.

As part of its due diligence Century has engaged Sproule International Ltd. in Calgary to assist it in a technical and economic review of its participation.

Item 6 Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not Applicable.

Item 7 Omitted Information

Not Applicable.

Item 8 Executive Officer

To obtain further information please contact Jimmy McCarroll
President, Century Energy Ltd.
Telephone: (713) 658-0161
Toll Free (U.S. Only): (877) 243-4153

Item 9 Date of Report

June 20, 2007.

CENTURY ENERGY LTD
4605 Post Oak Place Dr., Suite 250
Houston, Texas 77027 U.S.A.
Ph. (713) 658-0161 * Fax (713) 222-7158

June 19, 2007

For Immediate Release
TSX Venture: CEY

Century Energy Ltd. (" Century " or the " Company ") announced today that it signed a Letter of Intent on May 31st, 2007 to participate in the drilling of two wells in the Republic of Colombia. Century's participation in the wells will earn it an interest in two Contract Areas (approximately 100,000 acres in total) equal to one half of its initial participation amount.

The first well is exploratory and will be drilled this fall. The second well is a development well on the second Contract Area and is planned for the First Quarter of 2008. Both wells will be located in a producing area with existing oil and gas infrastructure. Each well will cost approximately seven million dollars with Century's interest not to exceed fifty per cent of the costs for each well.

Century's participation is subject to the signing of a Farm In Agreement, and it ability to obtain financing on suitable terms. The vendor company is awaiting local government approval for the proposed Farm In before additional information on the Contract Areas is released. A subsequent press release will be issued on receipt of this approval.

As part of its due diligence Century has engaged Sproule International Ltd. in Calgary to assist it in a technical and economic review of its participation.

About Century Energy Ltd.

Century Energy Ltd. is a junior oil and gas exploration company actively pursuing international exploration and production opportunities.

For Further Information:

Jimmy McCarroll
President, Century Energy Ltd.
Telephone: (713) 658-0161
Toll Free (U.S. Only): (877) 243-4153

CENTURY ENERGY LTD.
(formerly Topper Resources Inc.)

CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)

FEBRUARY 28, 2007

CENTURY ENERGY LTD.
(formerly Topper Resources Inc.)
CONSOLIDATED BALANCE SHEETS
(Unaudited)

	February 28 2007	August 31, 2006
ASSETS		
Current		
Cash	$ 297,691	$ 31,787
Receivables	8,645	5,393
Prepaid expenses	2,486	-
	$ 308,822	$ 37,180
LIABILITIES AND SHAREHOLDERS' EQUITY (DEFICIENCY)		
Current		
Accounts payable and accrued liabilities	$ 96,566	$ 42,673
Due to related parties (Note 4)	-	103,278
	96,566	145,951
Shareholders' equity (deficiency)		
Capital stock (Note 5)	6,425,278	6,043,828
Share subscription received in advance	40,000	-
Contributed surplus (Note 5)	122,934	109,577
Deficit	(6,375,956)	(6,262,176)
	212,256	(108,771)
	$ 308,822	$ 37,180

Nature and continuance of operations (Note 1)

On behalf of the Board:

"Jimmy M. McCarroll" Director "Cory Kent" Director

The accompanying notes are an integral part of these consolidated financial statements.

CENTURY ENERGY LTD.
(formerly Topper Resources Inc.)
CONSOLIDATED STATEMENTS OF OPERATIONS AND DEFICIT
(Unaudited)

	Three Month Period Ended February 28		Six Month Period Ended February 28	
	2007	2006	2007	2006
REVENUE				
Oil and gas revenue	$ 498	$ 5,101	$ 558	$ 17,045
DIRECT COSTS				
Production costs	13	2,856	15	11,847
Maps and logs	-	2,921	-	2,921
	13	5,777	15	14,768
	485	(676)	543	2,277
EXPENSES				
Conferences	-	701	-	701
Consulting fees	206	3,905	2,128	4,082
Filing Fees	6,110	-	6,110	-
Foreign exchange (gain) loss	8,839	3,803	9,495	6,526
Management fees	7,500	7,500	15,000	15,000
Office and miscellaneous	1,986	1,462	2,180	1,652
Professional fees	47,536	40,495	50,275	58,257
Regulatory and transfer agent fees	3,224	8,548	3,678	9,686
Rent	1,749	1,736	3,438	3,506
Shareholder information and investor relations	1,406	1,828	1,822	1,828
Stock-based compensation	-	4,417	13,357	15,198
Telephone	645	472	959	881
Travel and promotion	3633	6,213	5,881	12,085
	82,834	81,080	114,323	129,402
Loss before other items	(82,349)	(81,756)	(113,780)	(127,125)
OTHER ITEMS				
Gain on sale of property	-	-	-	78,179
Loss for the period	(82,349)	(81,756)	(113,780)	(48,946)
Deficit, beginning of period	(6,293,607)	(6,054,463)	(6,262,176)	(6,087,273)
Deficit, end of period	$ (6,375,956)	$ (6,136,219)	$ (6,375,956)	$ (6,136,219)
Basic and diluted loss per common share	$ (0.01)	$ (0.01)	$ (0.01)	$ (0.00)
Weighted average number of common shares outstanding	17,892,192	15,552,081	16,715,672	15,552,081

The accompanying notes are an integral part of these consolidated financial statements.

CENTURY ENERGY LTD.
(formerly Topper Resources Inc.)
CONSOLIDATED STATEMENTS OF CASH FLOWS
(Unaudited)

	Three Month Period Ended February 28		Six Month Period Ended February 28	
	2007	2006	2007	2006
CASH FLOWS FROM OPERATING ACTIVITIES				
Loss for the period	$ (82,349)	$ (81,756)	$ (113,780)	$ (48,946)
Items not involving cash:				
Stock-based compensation	-	4,417	13,357	15,198
Gain on sale of property	-	-	-	(78,179)
Changes in non-cash working capital items:				
(Increase) decrease in receivables	(3,265)	(1,840)	(3,252)	34,371
Increase in prepaids	(2,486)	-	(2,486)	-
Increase (decrease) in accounts payable and accrued liabilities	64,194	12,707	53,893	4,222
Net cash used in operating activities	(23,906)	(66,472)	(52,268)	(73,334)
CASH FLOWS FROM INVESTING ACTIVITIES				
Proceeds from sale of property	-	-	-	159,405
Net cash provided by (used in) investing activities	-	-	-	159,405
CASH FLOWS FROM FINANCING ACTIVITIES				
Issuance of capital stock, net of finders' fees	296,450	-	296,450	-
Share subscriptions received in advance	40,000	-	40,000	-
Due to related parties	(18,278)	2,500	(18,278)	10,000
Net cash provided by financing activities	318,172	2,500	318,172	10,000
Change in cash during the period	294,266	(63,972)	265,904	96,071
Cash, beginning of period	3,425	205,960	31,787	45,917
Cash, end of period	$ 297,691	$ 141,988	$ 297,691	$ 141,988

Supplemental disclosure with respect to cash flows (Note 7)

The accompanying notes are an integral part of these consolidated financial statements.

1. NATURE AND CONTINUANCE OF OPERATIONS

The Company's principal business is the exploration and development of oil and gas properties. The recoverability of the amounts shown for oil and gas properties are dependent upon the existence of economically recoverable reserves, the ability of the Company to obtain necessary financing to complete the development of those reserves and upon future profitable production.

These consolidated financial statements have been prepared on a going concern basis which assumes that the Company will be able to realize its assets and discharge its liabilities in the normal course of business for the foreseeable future. The consolidated financial statements do not include adjustments to amounts and classifications of assets and liabilities that might be necessary should the Company be unable to continue operations. The continuing operations of the Company are dependent upon its ability to continue to raise adequate financing and to commence profitable operations in the future.

	February 28, 2007	August 31, 2006
Deficit	$ (6,375,956)	$ (6,262,176)
Working capital (deficiency)	$ 212,256	$ (108,771)

The unaudited interim financial statements have been prepared in accordance with Canadian generally accepted accounting principles for interim financial information. Accordingly, they do not include all of the information and footnotes required by generally accepted accounting principles for audited financial statements. In the opinion of management, all adjustments (consisting of normal and recurring accruals) considered necessary for fair presentation have been included. Operating results for the three and six month periods ending February 28, 2007 are not necessarily indicative of the results that may be expected for the year ended August 31, 2007.

2. SIGNIFICANT ACCOUNTING POLICIES

The interim financial statements have been prepared by management in accordance with the accounting policies described in the Company's annual financial statements for the year ended August 31, 2006. For further information, refer to the financial statements and footnotes included for the year ended August 31, 2006.

3. OIL AND GAS PROPERTIES

	February 28, 2007	August 31, 2006
Acquisition costs:		
Balance, beginning of Period	$ -	$ 54,928
Disposal	-	(54,928)
Balance, end of period	-	-
Exploration costs:		
Balance, beginning of Period	-	26,298
Disposal	-	(26,298)
Balance, end of period	-	-
Total	$ -	$ -

Hull Dome Property, Liberty County, Texas USA

In December 2003, the Company purchased a 40% interest in an oil producing property for $79,000 (US$60,000). On November 1, 2005, the Company sold its 40% interest in the Hull Dome property for net proceeds of $159,405 (USD $134,838). The Company retained a .004% net revenue interest in the property.

4. DUE TO RELATED PARTIES

Amounts due to related parties at August 31, 2006, are non-interest bearing, unsecured, with no stated terms of repayment. The fair value of amounts due to related parties is not determinable as they have no fixed repayments terms.

5. CAPITAL STOCK AND CONTRIBUTED SURPLUS

Authorized share capital: 100,000,000 common shares without par value.

Common shares issued and outstanding:

	Number of Shares		Share Capital		Contributed Surplus
Balance, August 31, 2005	15,552,081	$	6,043,828	$	85,546
Stock-based compensation	-		-		24,031
Balance, August 31, 2006	15,552,081		6,043,828		109,577
Private Placement	3,205,000		320,500		-
Share issuance costs	-		(24,050)		-
Settlement of debt	850,000		85,000		-
Stock-based compensation	-		-		13,357
Balance, February 28, 2007	19,607,081	$	6,425,278	$	122,934

The Company issued 3,205,000 units at $0.10 per unit on December 28, 2006.. Each unit consisted of one common share and one non-transferable common share purchase warrant. The warrants are exercisable for one year at a price of $.20 per share. In connection with the private placement, the Company paid a finders fee of $24,050 and issued 73,000 finders warrants, exercisable at $0.20 for a period of one year.

The Company issued 850,000 common shares at $.10 per unit on February 14, 2007 in partial satisfaction of the Company's indebtedness for accrued management fees.

6. STOCK OPTIONS AND WARRANTS

a) Stock options

The Company has a stock option plan under which it is authorized to grant options to directors, employees and consultants enabling them to acquire up to 10% of the issued and outstanding common shares of the Company. Under the plan, the exercise price of each option equals the market price, minimum price, or a discounted price of the Company's shares as calculated on the date of grant. The options can be granted for a maximum term of 5 years.

6. STOCK OPTIONS AND WARRANTS (cont'd...)

a) Stock options (cont'd...)

As of February 28, 2007, the Company has outstanding stock options, enabling the holders to acquire common shares as follows:

Number Of Shares	Exercise Price	Expiry Date
416,000	$ 0.10	June 3, 2008
649,284	0.10	December 22, 2009

All options are currently exercisable.

b) Warrants

Number Of Shares	Exercise Price	Expiry Date
2,500,000	$ 0.20	May 17, 2007
3,278,000	0.20	December 28, 2007

7. SUPPLEMENTAL DISCLOSURE WITH RESPECT TO CASH FLOWS

	Three Month Period Ended February 28		Six month Period Ended February 28	
	2007	2006	2007	2006
Cash paid during the period for income taxes	$ -	$ -	$ -	$ -
Cash paid during the period for finance charges	$ -	$ -	$ -	$ -

The significant non-cash transaction for the three and six month period ended February 28, 2007 was the issuance of 850,000 shares of common stock in partial satisfaction of the Company's indebtedness for accrued management fees.

There were no significant non-cash transactions for the three or six month periods ended February 28, 2006.

8. RELATED PARTY TRANSACTIONS

The Company entered in the following transactions with related parties:

a) Paid or accrued management fees of $15,000 (2006 - $15,000) to a director or to a company controlled by a director.

b) Paid or accrued legal fees of $23,494 (2006 - $6,577) to a law firm in which a director is an employee of the firm.

c) Issued 850,000 shares of common stock as partial satisfaction for accrued management fees owed to the Company's president.

The amounts charged to the Company for the services provided have been determined by negotiation among the parties and, in certain cases, are covered by signed agreements. These transactions were in the normal course of operations and were measured at the exchange value, which represented the amount of consideration established and agreed to by the related parties.

9. FINANCIAL INSTRUMENTS

The Company's financial instruments consist of cash, receivables, accounts payable and accrued liabilities and amounts due to related parties. Unless otherwise noted, it is management's opinion that the Company is not exposed to significant interest, currency or credit risks arising from these financial instruments. The fair value of these financial instruments approximates their carrying values, unless otherwise noted.

10. SEGMENTED INFORMATION

The Company operates in the oil and gas industry, primarily in the United States.

11. SUBSEQUENT EVENT

The Company completed a private placement which closed March 28, 2007. In connection therewith, the Company received gross proceeds of $140,000 and issued 1,400,000 units, each consisting of one flow through share and one common share purchase warrant at a price of $.10 per unit. Each warrant is exercisable to purchase a further common share on or before March 22, 2008 at $0.20 per share. The Company paid cash commissions and warrants to purchase 120,000 common shares, exercisable on or before March 22, 2008. The Company will use the proceeds of the placement for exploration of Canadian resource properties and general working capital. All securities issued in connection with the private placement are subject to a four month hold period.

CENTURY ENERGY, LTD.

FORM 51-102F1
MANAGEMENT DISCUSSION AND ANALYSIS
FOR THE THREE AND SIX MONTHS ENDED FEBRUARY 28, 2007

The following is a discussion and analysis of the consolidated financial condition and operating results of Century Energy, Ltd. (formerly Topper Resources Inc.) (the "Company") for the six months ended February 28, 2007. The discussion should be read in conjunction with the unaudited interim consolidated financial statements of the Company and the notes thereto for the three and six months ended February 28 2007 and the audited consolidated financial statements for the year ended August 31, 2006. The unaudited interim consolidated financial statements are prepared under Canadian generally accepted accounting principles and include the operating results of the Company and its subsidiaries.

Some of the statements set forth in this section are forward-looking statements relating to the Company's future operating results based on the information available to the Company as of April 30, 2007. These forward looking statements are subject to a variety of risks and uncertainties and other factors, but are not limited to, changes in government legislation and regulations, competition, foreign exchange rate, claims and litigation. The actual results may vary from the results anticipated in these statements.

THE COMPANY

The Company is in the business of exploring and developing oil and gas properties. The company has one subsidiary, Topper Resources USA, Inc., which is wholly owned and was incorporated on June 2, 2002 in the State of Texas, USA.

The Company is currently pursuing domestic drilling opportunities in the Western Sedimentary Basin of Canada, and international opportunities in South America.

CRITICAL ACCOUNTING POLICIES

A summary of significant accounting policies is presented in Note 2 of the consolidated financial statements for the year ended August 31, 2006. The Company follows the full cost method of accounting for exploration and development expenditures whereby all costs, net of incentives, related to the exploration for and development of oil and gas reserves are capitalized in cost centers on a country-by-country basis. Costs include lease acquisition, geological and geophysical expenditures, carrying costs of non-productive properties, the drilling of productive and non-productive wells and related plant and production equipment costs.

Costs relating to properties which management considers to be unproved are initially held outside the cost centers. Costs held outside cost centers are evaluated periodically for impairment. When a decision to develop these properties has been taken, or there is evidence of impairment, the related costs are transferred to the relevant cost center

For each cost centre, the Company calculates a "cost ceiling" which limits the net book value of capitalized costs to the undiscounted and unescalated estimated future net revenues from production of proved reserves based upon year-end prices. This test also accounts for future general and administrative expenses, future site restoration and abandonment costs, financing costs and income taxes, all undiscounted and unescalated. Additional depletion is provided if the net book value of capitalized costs exceeds such future revenue.

Depletion is computed using the unit-of-production method where the ratio of production to proved reserves determines the proportion of depletable costs to be expensed. Undeveloped properties are excluded from the depletion calculation until the quantities of proved reserves can be determined.

The amounts recorded for depletion and amortization of oil and gas properties and equipment and the provision for future site restoration and abandonment costs are based on estimates. The ceiling test is based on estimates of proved reserves, production rates, oil and gas prices, future costs and other relevant assumptions. By their nature, these estimates are subject to measurement uncertainty and the effect on the financial statements of changes in such estimates in future periods could be significant.

OVERVIEW

The Company is a small oil and gas exploration company that is pursuing domestic drilling opportunities in the Western Sedimentary Basin of Canada, and international opportunities in South America.

SUMMARY OF QUARTERLY RESULTS

	Revenues	Net Income (Loss)	Net Income (Loss) per Share Basic and Diluted
Fiscal 2005			
Third quarter	16,280	(50,744)	(.01)
Fourth quarter	32,758	(577,907)	(.03)
Fiscal 2006			
First quarter	11,945	(32,810)	.00
Second quarter	5,101	(81,756)	(.01)
Third quarter	117	(91,272)	(.01)
Fourth quarter	(216)	(34,685)	(.01)
Fiscal 2007			
First quarter	61	(31,431)	.00
Second quarter	498	(82,349)	(.01)

SUMMARY OF PROPERTIES

The Company has an overriding royalty interest in one oil and gas property in Liberty County, Texas.

OIL AND GAS PRODUCTION

For the six month period ended February 28, 2007, the Company had a small net revenue interest in one well which produces approximately 15 barrels of oil per day.

RESULTS OF OPERATIONS

For The Three Month Period Ended February 28, 2007 Compared With The ThreeMonth Period Ended February 28, 2006.

For the three month period ended February 28, 2007, Company recorded oil and gas revenues of $498. In addition, oil and gas expenses (lease operating expenses and production taxes) totalled $13. This compares to oil and gas revenues of $5,101 and oil and gas expenses of $2,856 for the three months ended February 28, 2006.

The Company's administrative expenses (exclusive of foreign exchange gains (losses) decreased to $73,995 for the three months ended February 28, 2007 from $77,277 for the three months ended February 28, 2006. This is primarily attributable to a decrease in travel expenses and in stock based compensation offset by an increase in professional and filing fees.

The Company reported net loss of $82,349 for the three months ended February 28, 2007 as compared to a loss of $81,756 for the three months ended February 28, 2006. The overall decrease in administrative expenses for the period was offset by an increase in foreign exchange losses of $504.

For The Six Month Period Ended February 28, 2007 Compared With The Six Month Period Ended February 28, 2006.

For the six months ended February 28, 2007, the Company recorded oil and gas revenues of $558 compared to $17,045 for the six months ended February 28, 2006. Oil and gas expenses also decreased to $15 for the six months ended February 28, 2007 from $11,847 for the six months ended February 28, 2006.

The Company's administrative expenses (exclusive of foreign exchange gains (losses)) also decreased to $104,828 for the six months ended February 28, 2007 from $122,876 for the six months ended February 28, 2006 primarily as a reduction in professional fees, stock based compensation and travel expenses.

LIQUIDITY AND CAPITAL RESERVES

The Company's cash and cash equivalents increased to $297,691 on February 28, 2007 from $3,425 on November 30, 2006. This is a result of cash provided by a private placement, net proceeds which totalled $296,450, and advance subscriptions from another offering of $40,000 offset by a reduction in amounts owed to a related party of $18,278. This cash from financing activities was also offset by cash used for operating activities of $23,906.

The Company's cash decreased to $3,425 on November 30, 2006 from $31,787 on August 31, 2006. This is a result of cash used in operating activities of $28,262.

SIX MONTHS ENDED FEBRUARY 28, 2007

CASH FLOWS FROM OPERATING ACTIVITIES

The company's loss for the period of ($113,780), offset by a net increase in working capital items of $48,155 and the add-back of stock based compensation of $13,357, resulted in net cash of $52,268 used in operating activities.

CASH FLOWS FROM FINANCING ACTIVITIES

Cash flow was provided from a private placement which closed in December, 2006, and advance subscriptions of $40,000 from another offering offset by the payment of some accrued management fees to a director.

CASH FLOWS FROM INVESTING ACTIVITIES

None

SHARE CAPITAL

a) Authorized capital stock: 100,000,000 common shares without par value

	Number Of Shares	Share Capital	Contributed Surplus
Balance, August 31, 2005	15,552,081	6,043,828	85,546
Stock-based Compensation	-	-	24,031
Balance, August 31, 2006	15,552,081	6,043,828	109,577
Private placement	3,205,000	320,500	-
Share issuance costs	-	(24,050)	-
Settlement of debt	850,000	85,000	-
Stock-based compensation	-	-	13,357
Balance, February 28, 2007	19,607,081	6,425,278	122,934

b) At April 30, 2007, there were 21,007,081 common share0s, 7,178,000 warrants and 1,065,284 options outstanding.

The warrants expire on May 17, 2007 and December 28, 2007. The stock options expire on June 3, 2008 and December 22, 2009. Assuming that the warrants and the stock options are exercised before they expire, the Company would receive gross proceeds of $1,435,600 and $106,528, respectively.

LIQUIDITY AND CASH RESOURCES

In addition to the offering that closed in December, 2006, the Company has conducted a second private placement which closed March 22, 2007. In connection therewith, the Company received gross proceeds of $140,000 and issued 1,400,000 units, each consisting of one flow through share and one common share purchase warrant at a price of $.10 per unit. Each warrant is exercisable to purchase a further common share on or before March 22, 2008 at $0.20 per share. The Company paid cash commissions and warrants to purchase 120,000 common shares, exercisable on or before March 22, 2008. The Company will use the proceeds of the placement for exploration of Canadian resource properties and general working capital. All securities issued in connection with the private placement are subject to a four month hold period.

The Company's future capital requirements will depend on many factors, including, among others, cash flow from operations. To the extent that existing resources are insufficient to fund the Company's losses until profitability is reached, the Company may need to raise additional funds through debt or equity financing. If additional funds are raised through the issuance of equity securities, the percentage ownership of current shareholders will be reduced and such equity securities may have rights, preferences, or privileges senior to those of the holders of the Company's common stock. No assurance can be given that additional financing will be available, or that it can be obtained on terms acceptable to the Company and its shareholders. If adequate funds are not available, the Company may be required to delay possible expansion plans or acquisitions.

RELATED PARTY TRANSACTIONS

The Company entered into the following transactions with related parties:

a) Paid or accrued management fees of $15,000 (2006- $15,000) to a director;

b) Paid or accrued legal fees of $23,494 (2006- $6,577) to a law firm in which a director is an employee of the firm.

c) Issued 850,000 shares of common stock in February, 2007 as partial satisfaction for accrued management fees owed to the Company's president.

The amounts charged to the Company for the services provided have been determined by negotiation among the parties and, in certain cases, are covered by signed agreements. These transactions were in the normal course of operations and were measured at the exchange value, which represented the amount of consideration established and agreed to by the related parties.

OUTLOOK

The Company will continue to pursue drilling opportunities, both domestic and foreign.

ADDITIONAL INFORMATION

Additional information pertaining to the Company is available on the SEDAR website at www.sedar.com.

CENTURY ENERGY LTD.
4605 Post Oak Place Dr. Suite 250
Houston, Texas 77027 U.S.A.
Phone: (713) 658-0161
Fax: (713) 222-7158

March 22, 2007

For immediate release
TSX Venture: CEY

Century Energy Ltd. today announced that it has received gross proceeds of $140,000 from the closing of a non-brokered private placement of securities.

Century Energy Ltd. ("Century" or the "Company") will issue, subject to final regulatory approval, 1,400,000 units, each consisting of one flow through share and one common share purchase warrant, at a price of $0.10 per unit. Each warrant is exercisable to purchase a further common share on or before March 22, 2008, at $0.20 per share. Canaccord Capital Corporation acted as a finder and received a cash commission and warrants to purchase 120,000 common shares, exercisable on or before March 22, 2008, at $0.20 per share. The Company will use the proceeds of the placement for exploration of Canadian resource properties and general working capital. All securities issued in connection with the private placement are subject to a hold period expiring July 23, 2007.

Century further announced that, subject to regulatory approval, Mr. Jimmy McCarroll, the President of the Company, has agreed to accept shares in the Company in partial satisfaction of the Company's indebtedness to him, for accrued management fees. The Company has agreed to issue a total of 850,000 common shares at a price of $0.10 per share in satisfaction of $85,000 in liabilities. The balance of the amount owing, which totals $103,278, will be paid in cash. All securities issued in connection with the debt settlement are subject to a hold period expiring July 23, 2007.

About Century Energy Ltd.

Century Energy Ltd. (CEY: TSX-V) is a junior oil and gas exploration company actively pursuing international exploration and production opportunities.

For further information:

Jimmy McCarroll
President, Century Energy Ltd.
Telephone: (713) 658-0161
Toll Free (U.S. only): (877) 243-4153
www.centuryenergyltd.com

CENTURY ENERGY LTD.
4605 Post Oak Place Drive
Suite 250
Houston, Texas, USA
77027
Telephone No. (713) 658-0161 Fax No. (713) 222-7158

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS

Take notice that the annual meeting (the "Meeting") of Shareholders of **Century Energy Ltd.** (the "Corporation") will be held at 4615 Canterra Tower, 400 3rd Avenue S.W., Calgary, Alberta, on February 28, 2007, at 2:00 p.m., local time, for the following purposes:

1. to receive the consolidated financial statements of the Corporation for its fiscal period ended August 31, 2006, report of the auditor thereon, and related management discussion and analysis;
2. to elect directors of the Corporation for the ensuing year;
3. to appoint an auditor for the ensuing year and to authorize the directors to fix the auditor's remuneration;
4. to approve the continuation of the incentive stock option plan as permitted by the policies of the TSX Venture Exchange; and
5. to consider any permitted amendment to or variation of any matter identified in this Notice and to transact such other business as may properly come before the Meeting or any adjournment thereof.

A Management Proxy Circular and a copy of the consolidated financial statements of the Corporation for the year ended August 31, 2006, report of the auditor thereon, and related management discussion and analysis accompany this Notice. The Management Proxy Circular contains details of matters to be considered at the Meeting.

Shareholders who are unable to attend the Meeting in person and who wish to ensure that their shares will be voted at the Meeting are requested to complete, date and sign the enclosed form of proxy, or another suitable form of proxy, and deliver in accordance with the instructions set out in the form of proxy and in the Management Proxy Circular.

Dated at Vancouver, British Columbia, January 30, 2007.

BY ORDER OF THE BOARD

"Jimmy McCarroll"

Jimmy McCarroll
President and Chief Executive Officer

CENTURY ENERGY LTD.
4605 Post Oak Place Drive
Suite 250
Houston, Texas, USA
77027
Telephone No. (713) 658-0161 Fax No. (713) 222-7158

MANAGEMENT PROXY CIRCULAR

as at January 15, 2007

This Management Proxy Circular is furnished in connection with the solicitation of proxies by the management of Century Energy Ltd. (the "Corporation") for use at the annual meeting (the "Meeting") of its shareholders to be held on February 28, 2007 at the time and place and for the purposes set forth in the accompanying notice of the Meeting.

In this Management Proxy Circular, references to "the Corporation", "we" and "our" refer to Century Energy Ltd. "Common Shares" means common shares without par value in the capital of the Corporation. "Beneficial Shareholders" means shareholders who do not hold Common Shares in their own name and "intermediaries" refers to brokers, investment firms, clearing houses and similar entities that own securities on behalf of Beneficial Shareholders.

GENERAL PROXY INFORMATION

Solicitation of Proxies

The solicitation of proxies will be primarily by mail, but proxies may be solicited personally or by telephone by directors, officers and regular employees of the Corporation. The Corporation will bear all costs of this solicitation. We have arranged for intermediaries to forward the meeting materials to beneficial owners of the Common Shares held of record by those intermediaries and we may reimburse the intermediaries for their reasonable fees and disbursements in that regard.

Appointment of Proxyholders

The individuals named in the accompanying form of proxy (the "Proxy") are officers and directors of the Corporation. **If you are a shareholder entitled to vote at the Meeting, you have the right to appoint a person or company other than either of the persons designated in the Proxy, who need not be a shareholder, to attend and act for you on your behalf at the Meeting. You may do so either by inserting the name of that other person in the blank space provided in the Proxy or by completing and delivering another suitable form of proxy.**

The methods by which you may appoint a person as proxy are set out in the proxy enclosed with the Notice of Meeting and this Management Proxy Circular.

Voting by Proxyholder

The persons named in the Proxy will vote or withhold from voting the Common Shares represented thereby in accordance with your instructions on any ballot that may be called for. If you specify a choice with respect to any matter to be acted upon, your Common Shares will be voted accordingly. The Proxy confers discretionary authority on persons named therein with respect to:

(a) each matter or group of matters identified therein for which a choice is not specified, other than the appointment of an auditor and the election of directors,

(b) any amendment to or variation of any matter identified therein, and

(c) any other matter that properly comes before the Meeting.

In respect of a matter for which a choice is not specified in the Proxy, the persons named in the Proxy will vote the Common Shares represented by the Proxy for the approval of such matter.

Registered Shareholders

Registered Shareholders may wish to vote by proxy whether or not they are able to attend the Meeting in person. Registered Shareholders who choose to submit a proxy may do so by any of the following options:

(a) completing, dating and signing the enclosed form of proxy and returning it to the Corporation's transfer agent, Computershare Investor Services Inc., by fax within North America at 1-866-249-7775, or from outside North America at (416) 263-9524, or by mail or by hand to the 9th Floor, 100 University Avenue, Toronto, Ontario, M5J 2Y1;

(b) using a touch-tone phone to transmit voting choices to the toll free number given in the proxy. Registered shareholders who choose this option must follow the instructions of the voice response system and refer to the enclosed proxy form for the toll free number, the holder's account number and the proxy access number; or

(c) using the internet through the website of the Corporation's transfer agent, Computershare Investor Services Inc. ("Computershare"), at www.computershare.com/ca/proxy. Registered Shareholders who choose this option must follow the instructions that appear on the screen and refer to the enclosed proxy form for the holder's account number and the proxy access number;

in all cases ensuring that the proxy is received at least 48 hours (excluding Saturdays, Sundays and holidays) before the Meeting or the adjournment thereof at which the proxy is to be used. Failure to complete or deposit a proxy properly may result in its invalidation. The time limit for the deposit of proxies may be waived by the board of directors of the Corporation at its discretion without notice.

Beneficial Shareholders

The following information is of significant importance to shareholders who do not hold Common Shares in their own name. Beneficial Shareholders should note that the only proxies that can be recognized and acted upon at the Meeting are those deposited by registered shareholders (those whose names appear on the records of the Corporation as the registered holders of Common Shares).

If Common Shares are listed in an account statement provided to a shareholder by a broker, then in almost all cases those Common Shares will not be registered in the shareholder's name on the records of the Corporation. Such Common Shares will more likely be registered under the names of the shareholder's broker or an agent of that broker. In the United States, the vast majority of such Common Shares are registered under the name of Cede & Co. as nominee for The Depository Trust Company (which acts as depositary for many U.S. brokerage firms and custodian banks), and in Canada, under the name of CDS & Co. (the registration name for The Canadian Depository for Securities Limited, which acts as nominee for many Canadian brokerage firms).

Intermediaries are required to seek voting instructions from Beneficial Shareholders in advance of shareholders' meetings. Every intermediary has its own mailing procedures and provides its own return instructions to clients.

There are two kinds of Beneficial Shareholders - those who object to their name being made known to the issuers of securities which they own (called OBOs for Objecting Beneficial Owners) and those who do not object to the issuers of the securities they own knowing who they are (called NOBOs for Non-Objecting Beneficial Owners).

Beneficial Shareholders should carefully follow the instructions of their broker or intermediary in order to ensure that their Common Shares are voted at the Meeting.

The form of proxy that will be supplied by your broker will be similar to the Proxy provided to registered shareholders by the Corporation. However, its purpose is limited to instructing the intermediary how to vote on your behalf. Most brokers now delegate responsibility for obtaining instructions from clients to ADP Investor Communication Services ("ADP") in the United States and in Canada. ADP will mail a VIF in lieu of a Proxy provided by the Corporation. The VIF will name the same persons as the Corporation's Proxy to represent you at the Meeting. You have right to appoint a person (who need not be a Beneficial Shareholder of the Corporation) other than the persons designated in the VIF to represent the Beneficial Shareholder at the Meeting. To exercise this right, you should insert the name of your desired representative in the blank space provided in the VIF. The completed VIF must then be returned to ADP by mail or facsimile or given to ADP by phone or over the internet, in accordance with ADP's instructions. ADP then tabulates the results of all instructions received and provides appropriate instructions respecting the voting of Shares to be represented at the Meeting. **If you receive a VIF from ADP, you cannot use it to vote Common Shares directly at the Meeting - the VIF must be returned to ADP, in accordance with its instructions, well in advance of the Meeting in order to have your Common Shares voted.**

Although as a Beneficial Shareholder you may not be recognized directly at the Meeting for the purposes of voting Common Shares registered in the name of your broker, you may attend at the Meeting as proxyholder for the your broker and vote your Common Shares in that capacity. If you wish to attend at the Meeting and indirectly vote your Common Shares as proxyholder for your broker, you should enter your own name in the blank space on the VIF provided to you and return the same to your broker in accordance with the instructions provided by your broker, well in advance of the Meeting.

Alternatively, you can request in writing that your broker send to you a legal proxy which would enable you to attend at the Meeting and vote your Common Shares.

Revocation of Proxies

In addition to revocation in any other manner permitted by law, a registered shareholder who has given a proxy may revoke it by:

(a) executing a proxy bearing a later date or by executing a valid notice of revocation, either of the foregoing to be executed by the registered shareholder or the registered shareholder's authorized attorney in writing, or, if the registered shareholder is a corporation, under its corporate seal by an officer or attorney duly authorized, and by delivering the proxy bearing a later date to Computershare Investor Services Inc. or to the registered office of the Corporation at 3400 Petro-Canada Centre, 105 – 6th Avenue S.W., Calgary, Alberta, T2P 3Y7, at any time up to and including the last business day that precedes the day of the Meeting or, if the Meeting is adjourned, the last business day that precedes any reconvening thereof, or to the chairman of the Meeting on the day of the Meeting or any reconvening thereof, or in any other manner provided by law, or

(b) personally attending the Meeting and voting the registered shareholder's Common Shares.

A revocation of a proxy will not affect a matter on which a vote is taken before the revocation.

INTEREST OF CERTAIN PERSONS OR COMPANIES IN MATTERS TO BE ACTED UPON

No director or executive officer of the Corporation, nor any person who has held such a position since the beginning of the last completed financial year end of the Corporation, nor any proposed nominee for election as a director of the Corporation, nor any associate or affiliate of the foregoing persons, has any substantial or material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter to be acted on at the Meeting other than the election of directors, the appointment of the auditor and as set out herein.

VOTING SECURITIES AND PRINCIPAL HOLDERS OF VOTING SECURITIES

The Board of Directors of the Corporation has fixed January 23, 2007 as the record date (the "Record Date") for determination of persons entitled to receive notice of the Meeting. Only shareholders of record at the close of business on the Record Date who either attend the Meeting personally or complete, sign and deliver a form of proxy in the manner and subject to the provisions described above will be entitled to vote or to have their Common Shares voted at the Meeting, except to the extent that

(a) the shareholder has transferred the ownership of any such share after the record date, and

(b) the transferee produces a properly endorsed share certificate for or otherwise establishes ownership of any of the transferred Common Shares and makes a demand to Computershare Investor Services Inc. no later than 10 days before the Meeting that the transferee's name be included in the list of shareholders in respect thereof.

The Corporation is authorized to issue an unlimited number of Common Shares without par value. As of January 15, 2007, the Corporation had outstanding 18,757,113 fully paid and non-assessable Common Shares without par value, each carrying the right to one vote. No group of shareholders has the right to elect a specified number of directors, nor are there cumulative or similar voting rights attached to the Common Shares.

To the knowledge of the directors and executive officers of the Corporation, only the following person beneficially owned, directly or indirectly or exercised control or direction over, Common Shares carrying more than 10% of the voting rights attached to all outstanding Common Shares of the Corporation as at January 15, 2007:

Shareholder Name	Number of Common Shares Held	Percentage of Issued Common Shares
Charles B. Wheeler	2,179,400	11%
Key Collie	2,055,950	11%

The above information was supplied by the Corporation.

FINANCIAL STATEMENTS

Management's discussion and analysis and the audited financial statements of the Corporation for the year ended August 31, 2006 and the report of the auditor thereof will be placed before the Meeting. Management's discussion and analysis and the audited financial statements and the report of the auditor were mailed to shareholders with the Notice of Meeting and this Management Proxy Circular.

VOTES NECESSARY TO PASS RESOLUTIONS

A simple majority of affirmative votes cast at the Meeting is required to pass the resolutions described herein. If there are more nominees for election as directors (the "Board") or appointment of the Corporation's auditor than there are vacancies to fill, those nominees receiving the greatest number of votes will be elected or appointed, as the case may be, until all such vacancies have been filled. If the number of nominees for election or appointment is equal to the number of vacancies to be filled all such nominees will be declared elected or appointed by acclamation.

ELECTION OF DIRECTORS

The term of office of each of the current directors will end at the conclusion of the Meeting. Unless the director's office is earlier vacated in accordance with the provisions of the *Business Corporations Act* (Alberta) (the "Alberta Act"), each director elected will hold office until the conclusion of the next annual meeting of the Corporation, or if no director is then elected, until a successor is elected.

The Articles of the Corporation set out that the number of directors for the Corporation can be a minimum of three and a maximum of eight. The following table sets out the names of management's five nominees for election as directors, all major offices and positions with the Corporation and any of its significant affiliates each now holds, each nominee's principal occupation, business or employment, the period of time during which each has been a director of the Corporation and the number of Common Shares of the Corporation beneficially owned by each, directly or indirectly, or over which each exercised control or direction, as at January 15, 2007.

Nominee Position with the Corporation and Province or State and Country of Residence	Occupation, Business or Employment(1)	Period as a Director of the Corporation	Common Shares Beneficially Owned or Controlled(1)
Jimmy M. McCarroll President, Chief Executive Officer and a Director Houston, Texas, U.S.A.	President of Century Energy Ltd.	Since August 10, 2001	881,651(2)
Charles B. Wheeler Chairman and a Director Miami, Florida, U.S.A.	Retired. Former President and CEO of Glenayr Corporation, a private family-owned company.	December 19, 2002	2,179,400(3)

Nominee Position with the Corporation and Province or State and Country of Residence	Occupation, Business or Employment[1]	Period as a Director of the Corporation	Common Shares Beneficially Owned or Controlled[1]
Richard A.N. Bonnycastle[7] Director Calgary, Alberta, Canada	Chairman and President of Cavendish Investing Ltd., a private investment company.	June 18, 2002	475,000[4]
Douglas N. Baker Director Calgary, Alberta, Canada	Retired. Vice-Chairman, Canadian Institute of Chartered Accountants.	September 9, 2002	250,000[5]
Cory H. Kent Secretary and Director North Vancouver, British Columbia, Canada	Lawyer with Lang Michener LLP, Barristers & Solicitors.	December 19, 2002	Nil[6]

Notes:

(1) The information as to principal occupation, business or employment and Common Shares beneficially owned or controlled, directly or indirectly, has been furnished by the respective nominees. Each nominee for director has held the current position or a similar position for the past five years.

(2) Mr. McCarroll holds options to acquire 592,204 Common Shares.

(3) Mr. Wheeler holds 1,619,400 warrants and options to acquire 224,040 Common Shares.

(4) Mr. Bonnycastle holds 250,000 warrants and options to acquire 109,616 Common Shares.

(5) Mr. Baker holds options to acquire 109,616 Common Shares and warrants to purchase 100,000 Common Shares.

(6) Mr. Kent holds options to acquire 30,000 Common Shares.

(7) Mr. Bonnycastle was a director of Hoodoo Hydrocarbons Ltd. (now called "Cruiser Oil & Gas Ltd.") when the Alberta Securities Commission issued a cease trade order against the company for failure to file financial statements. The company was reorganized and the cease trade order was revoked on July 22, 2005.

APPOINTMENT OF AUDITOR

Davidson & Company, Chartered Accountants, 1200 – 609 Granville Street Vancouver, British Columbia, will be nominated at the Meeting for reappointment as auditor of the Corporation at a remuneration to be fixed by the directors.

AUDIT COMMITTEE AND RELATIONSHIP WITH AUDITOR

Multilateral Instrument 52-110 of the Canadian Securities Administrators ("MI52-110") requires the Corporation, as a venture issuer, to disclose annually in its Management Proxy Circular certain information concerning the constitution of its audit committee and its relationship with its independent auditor, as set forth in the following:

The Audit Committee's Charter

The audit committee has a charter. A copy of the audit committee charter is attached to the information circular for the February 15, 2005 annual and extraordinary general meeting and filed on Sedar.

Composition of the Audit Committee

The members of the audit committee are Douglas N. Baker, Richard A.N. Bonnycastle and Jimmy McCarroll. Two members of the audit committee are independent and one, Jimmy McCarroll, is not independent as he is the President and Chief Executive Officer of the Corporation. All members of the audit committee are considered to be financially literate.

A member of the audit committee is independent if the member has no direct or indirect material relationship with the Corporation. A material relationship means a relationship which could, in the view of the Corporation's board of directors, reasonably interfere with the exercise of a member's independent judgement.

A member of the audit committee is considered financially literate if he or she has the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raised by the Corporation.

Relevant Education and Experience

Douglas N. Baker is a retired Chartered Accountant. He has been the Chief Financial Officer of several public and private oil and gas companies for the past 20 years. He has also been extensively involved with the Institute of Chartered Accountants for Canada (currently the Vice-Chairman) and the Province of Alberta with respect to accounting education and professional examinations for several years. He has served as President of the Alberta Institute of Chartered Accountants.

Richard A.N. Bonnycastle graduated from Trinity College, Port Hope, Ontario, and the University of Manitoba with a Bachelor of Commerce in 1956. He is the Chairman and President of Cavendish Investing Ltd. He is a self-employed investor and financial consultant. He also serves on the Boards of Directors for numerous private and public companies.

Jimmy McCarroll graduated from The University of Texas in Austin, Texas, in 1966 with a Bachelor of Arts. He served as Managing Partner of The McCarroll & Young Oil and Gas Exploration Funds from 1980 until the funds were sold in 2000. Mr. McCarroll was responsible for the legal and financial affairs of the funds. Mr. McCarroll has also served as a director of three public companies during his business career.

All of the above have had extensive experience reviewing financial statements.

Audit Committee Oversight

The audit committee has not made any specific recommendations to the board of directors to nominate or compensate any external auditor.

Reliance on Certain Exemptions

The Corporation's auditors, Davidson & Company, have not provided any material non-audited services.

Pre-Approval Policies and Procedures

The audit committee has not adopted specific policies and procedures for the engagement of non-audit services.

External Auditor Service Fees

The audit committee has reviewed the nature and amount of the non-audited services provided by Davidson & Corporation to the Corporation to ensure auditor independence. Fees incurred with Davidson & Company for audit and non-audit services in the last two fiscal years for audit fees are outlined in the following table.

Nature of Services	**Fees Paid to Auditor in Year Ended August 31, 2005.**	**Fees Paid to Auditor in Year Ended August 31, 2006.**
Audit Fees[1]	$21,950 (Can.)	$21,050 (US)
Audit-Related Fees[2]	Nil	Nil
Tax Fees[3]	$950 (Can.)	Nil
All Other Fees[4]	Nil	Nil
Total	$22,900 (Can.)	$21,050 (US)

Notes:

(1) "Audit Fees" include fees necessary to perform the annual audit and quarterly reviews of the Corporation's consolidated financial statements. Audit Fees include fees for review of tax provisions and for accounting consultations on matters reflected in the financial statements. Audit Fees also include audit or other attest services required by legislation or regulation, such as comfort letters, consents, reviews of securities filings and statutory audits.

(2) "Audit-Related Fees" include services that are traditionally performed by the auditor. These audit-related services include employee benefit audits, due diligence assistance, accounting consultations on proposed transactions, internal control reviews and audit or attest services not required by legislation or regulation.

(3) "Tax Fees" include fees for all tax services other than those included in "Audit Fees" and "Audit-Related Fees". This category includes fees for tax compliance, tax planning and tax advice. Tax planning and tax advice includes assistance with tax audits and appeals, tax advice related to mergers and acquisitions, and requests for rulings or technical advice from tax authorities.

(4) "All Other Fees" include all other non-audit services.

Exemption

The Corporation is relying upon the exemption in section 6.1 of MI 52-110 in respect of the composition of its audit committee and in respect of its reporting obligations under MI 52-110 for the year ended August 31, 2006. This exemption allows a corporation to have a majority of its audit committee members to be independent rather than 100% of its members, as would otherwise be required by MI 52-110.

CORPORATE GOVERNANCE

Effective June 30, 2005, National Instrument 58-101 Disclosure of Corporate Governance Practices ("NI 58-101") and National Policy 58-201 Corporate Governance Guidelines ("NP 58-201") were adopted in each of the provinces and territories of Canada. NI 58-101 requires issuers to disclose the corporate governance practices that they have adopted. NP 58-201 provides guidance on corporate governance practices.

The Board believes that good corporate governance improves corporate performance and benefits all shareholders. This section sets out the Corporation's approach to corporate governance and addresses the Corporation's compliance with NI 58-101.

1. Board of Directors

Directors are considered to be independent if they have no direct or indirect material relationship with the Corporation. A "material relationship" is a relationship which could, in the view of the Corporation's Board of Directors, be reasonably expected to interfere with the exercise of a director's independent judgment or which is deemed to be a material relationship under MI52-110.

The independent member of the Board of Directors of the Corporation are Richard A.N. Bonnycastle and Douglas N. Baker. The non-independent directors are Charles B. Wheeler (Chairman of the Board) , Jimmy M. McCarroll (President and Chief Executive Officer) and Cory H. Kent (Secretary).

A majority of the Board is not independent.

2. Directorships

Cory Kent is a director of PhotoChannel Networks Inc., Starcore International Ventures Ltd. and Sandpoint Capital Inc., reporting issuers on the TSX Venture Exchange.

Douglas N. Baker is a director of Winstar Resources Ltd., a reporting issuer on the TSX Venture Exchange.

Richard Bonnycastle is a director of Find Energy Ltd., a reporting issuer on the TSX, and Twoco Petroleums Ltd. and Recap Energy Inc., reporting issuers on the TSX Venture Exchange.

3. Orientation and Continuing Education

When new directors are appointed, they receive orientation commensurate with their previous experience on the Corporation's business, industry and properties and on the responsibilities of directors.

Board meetings may also include presentations by the Corporation's management and employees to give the directors additional insight into the Corporation's business.

4. Ethical Business Conduct

The Board has found that the fiduciary duties placed on individual directors by the Corporation's governing corporate legislation and the common law and the restrictions placed by applicable corporate legislation on an individual directors' participation in decisions of the Board in which the director has an interest have been sufficient to ensure that the Board operates independently of management and in the best interests of the Corporation.

5. Nomination of Directors

The Board considers its size each year when it considers the number of directors to recommend to the shareholders for election at the annual meeting of shareholders, taking into account the number required to carry out the Board's duties effectively and to maintain a diversity of views and experience.

The Board does not have a nominating committee, and these functions are currently performed by the Board as a whole. However, if there is a change in the number of directors required by the Corporation, this policy will be reviewed.

6. Compensation

The members of the Compensation Committee are Charles B. Wheeler and Richard A.N. Bonnycastle. The directors of the Corporation are not paid an annual director's fee nor are they paid a fee to attend meetings of the Board. Directors are compensated only for time spent directly on the Corporation's business. The rate of compensation is determined by all members of the Compensation Committee excluding those with a conflict of interest.

7. Other Board Committees

The Board has no other committees other than the Audit Committee and the Compensation Committee.

8. Assessments

The Board monitors the adequacy of information given to directors, communication between the Board and management and the strategic direction and processes of the Board and committees.

COMPENSATION OF EXECUTIVE OFFICERS

Executive Compensation

"Named Executive Officer" means each Chief Executive Officer, each Chief Financial Officer and each of the three most highly compensated executive officers, other than each Chief Executive Officer and Chief Financial Officer, who were serving as executive officers at the end of the most recently completed fiscal year end of August 31, 2006, and whose total salary and bonus exceeds $150,000. The compensation paid to the Named Executive Officers during the Corporation's three most recently completed financial year ends of August 31 is as set out below:

Summary Compensation Table

		Annual Compensation			Long Term Compensation			
					Awards		Payouts	
NAMED EXECUTIVE OFFICERS Name and Principal Position	Year	Salary ($)	Bonus ($)	Other Annual Compen-sation ($)	Securities Under Options Granted (#)	Shares or Units Subject to Resale Restrictions ($)	LTIP Payouts ($)	All Other Compensation ($)
Jimmy McCarroll President and Chief Executive Officer	2006 2005 2004	Nil Nil Nil	Nil Nil Nil	30,000[1] 30,000[1] 30,000[1]	Nil 351,204[2] Nil)	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil
Key Collie[3] Former Chief Financial Officer	2006 2005	Nil Nil	Nil Nil	Nil Nil	Nil 59,616[4]	Nil Nil	Nil Nil	Nil Nil
M. Jane Costello[5] Chief Financial Officer	2006	$6,880	Nil	Nil	Nil)	Nil	Nil	Nil

Notes:

(1) This compensation relates to fees paid or accrued for management services rendered by Century Natural Gas, a private company fully owned by Mr. McCarroll. See "Interest of Informed Persons In Material Transactions".

(2) These options were granted in December 2004 at a price of $0.10 per share and are exercisable on or before December 22, 2009.

(3) Mr. Collie was appointed as Chief Financial Officer on February 15, 2005 and resigned as Chief Financial Officer and a director on May 15, 2006.

(4) These options elapsed due to the resignation of Mr. Collie as an officer and director.

(5) Ms. Costello was appointed Chief Financial Officer on May 15, 2006. She is paid on an hourly basis for work on behalf of the Corporation.

Long-Term Incentive Plan Awards

Long term incentive plan ("LTIP") means "a plan providing compensation intended to motivate performance over a period greater than one financial year". LTIP's do not include option or stock appreciation rights ("SARs") plans or plans for compensation through shares or units that are subject to restrictions on resale. The Corporation did not award any LTIPs to any Named Executive Officer during the most recently completed financial year.

Share Options

No share options were granted to any Name Executive Officer during the year ended August 31, 2006 and no options were exercised by any Named Executive Officer during the financial year ended August 31, 2006. The values of unexercised options at August 31, 2006 were as follows:

Aggregate Option Exercises During the Most Recently Completed Financial Year and Financial Year-End Option Values

NAMED EXECUTIVE OFFICERS Name	Securities Acquired on Exercise (#)	Aggregate Value Realized ($)	Unexercised Options at FY-End (#) Exercisable/ Unexercisable	Value of Unexercised in-the-Money Options at FY-End ($) Exercisable/ Unexercisable
Jimmy McCarroll	Nil	Nil	592,204/Exercisable Nil/Unexercisable	Nil/Exercisable Nil/Unexercisable

No options were repriced during the year ended August 31, 2006.

Termination of Employment, Change in Responsibilities and Employment Contracts

There is no written employment contract between the Corporation and any Named Executive Officer.

There are no compensatory plan(s) or arrangement(s), with respect to any Named Executive Officer resulting from the resignation, retirement or any other termination of employment of the officer's employment or from a change of any Named Executive Officer's responsibilities following a change in control.

Compensation of Directors

There are no arrangements under which directors were compensated by the Corporation and its subsidiaries during the most recently completed financial year for their services in their capacity as directors or consultants. other than as set forth herein.

SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS

The Corporation has in place a share option plan (the "Plan"). The Plan was approved by the directors on March 31, 2003 and amended by the shareholders on May 5, 2004. The Plan has been established to provide incentive to qualified parties to increase their proprietary interest in the Corporation and thereby encourage their continuing association with the Corporation. The Plan is administered by the directors of the Corporation. The Plan provides that options will be issued pursuant to option agreements to directors, officers, employees or consultants and other key personnel of the Corporation or a subsidiary of the Corporation. The Plan provides that the number of Shares issuable under the Plan may not exceed a maximum of 10% of the total number of issued and outstanding Common Shares of the Corporation, at any time. The vesting schedule for the options is: one-third on date of grant, one-third on first anniversary date and remaining one-third on the second anniversary date. All options expire on a date not later than five years after the issuance of such option.

The following table sets out equity compensation plan information as at the financial year ended August 31, 2006.

Equity Compensation Plan Information

Plan	Number of securities to be issued upon exercise of outstanding options, warrants and rights as at August 31, 2006	Weighted-average exercise price of outstanding options, warrants and rights as at August 31, 2006	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) as at August 31, 2006
Equity compensation plans approved by securityholders - the Plan	1,354,708	$0.11	200,500
Equity Compensation plans not approved by securityholders.	Nil	Nil	Nil
Total	1,354,708	$0.11	200,500

INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS

No directors, proposed nominees for election as directors, executive officers or their respective associates or affiliates, or other management of the Corporation were indebted to the Corporation as of the end most recently completed financial year or as at the date hereof.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

An informed person is one who generally speaking is a director or executive officer or a 10% shareholder of the Corporation. To the knowledge of management of the Corporation, no informed person or nominee for election as a director of the Corporation or any associate or affiliate of any informed person or proposed director had any interest in any transaction which has materially affected or would materially affect the Corporation or any of its subsidiaries during the year ended August 31, 2006, or has any interest in any material transaction in the current year other than as set out herein:

Legal fees of $26,385 were paid or accrued to a law firm in which Cory Kent, a director and officer of the Corporation, is a partner for legal services rendered to the Corporation.

Management fees of $30,000 ($10,000 was accrued and $20,000 paid) to a company controlled by Mr. McCarroll, a director of the Corporation.

On December 28, 2006 the Corporation completed a private placement for 3,205,000 units (the "Units"), each Unit consisting of one flow through Common Share and one common share purchase warrant (the Warrants"), at a price of $0.10 per Unit. Each Warrant is exercisable to purchase one further Common Share on or before December 28, 2007, at $0.20 per Common Share. Douglas N. Baker, a director of the Corporation, participated in this transaction for an aggregate of 100,000 Units.

MANAGEMENT CONTRACTS

Except as set out herein, there are no management functions of the Corporation which are to any substantial degree performed by a person or company other than the directors or senior officers of the Corporation.

PARTICULARS OF MATTERS TO BE ACTED UPON

Share Option Plan

A number of Common Shares equal to ten (10%) percent of the issued and outstanding Common Shares in the capital stock of the Corporation from time to time is reserved for the issuance of stock options pursuant to the

Corporation's stock option plan (the "Plan"). The Plan provides that the terms of the options and the option price may be fixed by the directors subject to the price restrictions and other requirements of the TSX Venture Exchange (the "TSXV"). The Plan also provides that no option may be granted to any person except upon the recommendation of the directors of the Corporation, and only directors, officers, employees, consultants and other key personnel of the Corporation or any subsidiary may receive options. Options granted under the Plan may not be exercisable for a period longer than five years and the exercise price must be paid in full upon exercise of the option. As at the date hereof there are options outstanding to purchase 1,125,284 Common Shares.

Under the rules of the TSXV, listed companies with stock option plans that reserve a percentage of the issued and outstanding voting securities in the capital stock of the listed company from time to time for the issuance of options pursuant to the listed company's stock option plan, must have that plan approved at each annual meeting of the shareholders of the listed company. Further, the TSXV requires all listed companies to have a stock option plan if the listed company intends to grant any options. A copy of the Plan will be available for inspection at the Meeting and a copy may be obtained from the Corporation at Suite 250, 4605 Post Oak Place Drive, Houston, Texas, U.S.A., 77027, telephone no. (713) 658-0161 or fax no. (713) 222-7158. At the Meeting, shareholders will be asked to vote on the following ordinary resolution, with or without variation:

"Resolved that the Corporation's 2003 share option plan, amended May 5, 2004, be ratified and approved."

ADDITIONAL INFORMATION

Additional information relating to the Corporation is included in management's discussion and analysis and in the audited financial statements for the years ended August 31, 2005 and August 31, 2006 and the accompanying auditor's report. Copies of the Corporation's most current interim financial statements, the audited financial statements for the years ended August 31, 2005 and August 31, 2006 and the accompanying auditor's report, management's discussion and analysis and additional copies of this proxy circular may be obtained from Sedar at www.Sedar.com and upon request from Corporation at Suite 250, 4605 Post Oak Place Drive, Houston, Texas, U.S.A., 77027, telephone no. (713) 658-0161 or fax no. (713) 222-7158.

OTHER MATTERS

The Directors are not aware of any other matters which they anticipate will come before the Meeting as of the date of mailing of this Management Proxy Circular.

SHAREHOLDER PROPOSALS

Pursuant to Canadian law, shareholder proposals to be considered for inclusion in the management proxy circular for the 2008 annual meeting of the Corporation (expected to be held in February 2008) must be received by the Secretary of the Corporation on or before the close of business on November 30, 2007.

DIRECTORS' APPROVAL

The contents of this Management Proxy Circular and its distribution to shareholders have been approved by the Board of Directors of the Corporation.

DATED at Vancouver, British Columbia, January 30, 2007.

"Jimmy McCarroll"

Jimmy McCarroll
President and Chief Executive Officer

CENTURY ENERGY LTD.
(formerly Topper Resources Inc.)

CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)

NOVEMBER 30, 2006

CENTURY ENERGY LTD.
(formerly Topper Resources Inc.)
CONSOLIDATED BALANCE SHEETS
(Unaudited)

	November 30, 2006	August 31, 2006
ASSETS		
Current		
Cash	$ 3,425	$ 31,787
Receivables	5,379	5,393
	$ 8,804	$ 37,180
LIABILITIES AND SHAREHOLDERS' DEFICIENCY		
Current		
Accounts payable and accrued liabilities	$ 32,371	$ 42,673
Due to related parties (Note 4)	103,278	103,278
	135,649	145,951
Shareholders' deficiency		
Share capital (Note 5)	6,043,828	6,043,828
Contributed surplus (Note 5)	122,934	109,577
Deficit	(6,293,607)	(6,262,176)
	(126,845)	(108,771)
	$ 8,804	$ 37,180

Nature and continuance of operations (Note 1)

Subsequent event (Note 11)

On behalf of the Board:

____________________ Director ____________________ Director

The accompanying notes are an integral part of these consolidated financial statements.

CENTURY ENERGY LTD.
(formerly Topper Resources Inc.)
CONSOLIDATED STATEMENTS OF OPERATIONS AND DEFICIT
(Unaudited)

	Three Month Period Ended November 30, 2006	Three Month Period Ended November 30, 2005
REVENUE		
Oil and gas revenue	$ 61	$ 11,945
DIRECT COSTS		
Production costs	3	8,991
	58	2,954
EXPENSES		
Consulting fees	1,922	177
Foreign exchange loss	656	2,723
Management fees	7,500	7,500
Office and miscellaneous	193	2,829
Professional fees	2,739	17,762
Regulatory and transfer agent fees	454	1,138
Rent	1,689	1,769
Shareholder information and investor relations	416	-
Stock-based compensation	13,357	10,781
Telephone	314	410
Travel and promotion	2,249	3,234
	31,489	48,323
Loss before other item	(31,431)	(45,369)
OTHER ITEM		
Gain on sale of property	-	78,179
Income (loss) for the period	(31,431)	32,810
Deficit, beginning of period	(6,262,176)	(6,087,273)
Deficit, end of period	$ (6,293,607)	$ (6,054,463)
Basic and diluted loss per common share	$ (0.00)	$ (0.00)
Weighted average number of common shares outstanding	15,552,081	15,552,081

The accompanying notes are an integral part of these consolidated financial statements.

CENTURY ENERGY LTD.
(formerly Topper Resources Inc.)
CONSOLIDATED STATEMENTS OF CASH FLOWS
(Unaudited)

	Three Month Period Ended November 30, 2006	Three Month Period Ended November 30, 2005
CASH FLOWS FROM OPERATING ACTIVITIES		
Income (loss) for the period	$ (31,431)	$ 32,810
Items not involving cash:		
Stock-based compensation	13,357	10,781
Gain on sale of property	-	(78,179)
Changes in non-cash working capital items:		
Decrease in receivables	14	36,211
Decrease in accounts payable and accrued liabilities	(10,302)	(8,485)
Net cash used in operating activities	(28,362)	(6,862)
CASH FLOWS FROM INVESTING ACTIVITIES		
Proceeds from sale of property	-	159,405
Net cash provided by investing activities	-	159,405
CASH FLOWS FROM FINANCING ACTIVITIES		
Due to related parties	-	7,500
Net cash provided by financing activities	-	7,500
Change in cash during the period	(28,362)	160,043
Cash, beginning of period	31,787	45,917
Cash, end of period	$ 3,425	$ 205,960

Supplemental disclosure with respect to cash flows (Note 7)

The accompanying notes are an integral part of these consolidated financial statements.

1. NATURE AND CONTINUANCE OF OPERATIONS

The Company's principal business is the exploration and development of oil and gas properties. The recoverability of the amounts shown for oil and gas properties are dependent upon the existence of economically recoverable reserves, the ability of the Company to obtain necessary financing to complete the development of those reserves and upon future profitable production.

These consolidated financial statements have been prepared on a going concern basis which assumes that the Company will be able to realize its assets and discharge its liabilities in the normal course of business for the foreseeable future. The continuing operations of the Company are dependent upon its ability to continue to raise adequate financing and to commence profitable operations in the future.

	November 30, 2006	August 31, 2006
Deficit	$ (6,293,607)	$ (6,262,176)
Working capital (deficiency)	(126,845)	(108,771)

The unaudited interim financial statements have been prepared in accordance with Canadian generally accepted accounting principles for interim financial information. Accordingly, they do not include all of the information and footnotes required by generally accepted accounting principles for audited financial statements. In the opinion of management, all adjustments (consisting of normal and recurring accruals) considered necessary for fair presentation have been included. Operating results for the three month period ended November 30, 2006 are not necessarily indicative of the results that may be expected for the year ended August 31, 2006.

2. SIGNIFICANT ACCOUNTING POLICIES

The interim financial statements have been prepared by management in accordance with the accounting policies described in the Company's annual financial statements for the year ended August 31, 2006. For further information, refer to the financial statements and footnotes thereto included for the year ended August 31, 2006.

3. OIL AND GAS PROPERTIES

	November 30, 2006	August 31, 2006
Acquisition costs:		
Balance, beginning of period	$ -	$ 54,928
Disposal	-	(54,928)
Balance, end of period	-	-
Exploration costs:		
Balance, beginning of period	-	26,298
Disposal	-	(26,298)
Balance, end of period	-	-
Total	$ -	$ -

Hull Dome Property, Liberty County, Texas USA

In December, 2003, the Company purchased a 40% interest in an oil producing property for $79,000 (US$60,000). On November 1, 2005 the Company sold its 40% in the Hull Dome property for net proceeds of $159,405 (US$134,838). The Company retained a .004% net revenue interest in the property.

4. DUE TO RELATED PARTIES

Amounts due to related parties at November 30, 2006 and August 31, 2006 are non-interest bearing, unsecured, with no stated terms of repayment. The fair value of amounts due to related parties is not determinable as they have no fixed repayment terms.

5. SHARE CAPITAL AND CONTRIBUTED SURPLUS

Authorized capital stock: 100,000,000 common shares without par value

5. SHARE CAPITAL AND CONTRIBUTED SURPLUS (cont'd...)

Common shares issued and outstanding:

	Number of Shares		Capital Stock		Contributed Surplus
Balance, August 31, 2005	15,552,081	$	6,043,828	$	85,546
Stock-based compensation	-		-		24,031
Balance, August 31, 2006	15,552,081		6,043,828		109,577
Stock-based compensation	-		-		13,357
Balance, November 30, 2006	15,552,081	$	6,043,828	$	122,934

6. STOCK OPTIONS AND WARRANTS

a) Stock options

The Company has a stock option plan under which it is authorized to grant options to directors, employees and consultants enabling them to acquire up to 10% of the issued and outstanding common shares of the Company. Under the plan, the exercise price of each option equals the market price, minimum price, or a discounted price of the Company's shares as calculated on the date of grant. The options can be granted for a maximum term of 5 years.

As at November 30, 2006 and August 31, 2006, the Company had outstanding stock options, enabling the holders to acquire common shares as follows:

Number of Shares	Exercise Price	Expiry Date
120,000	$ 0.17	January 30, 2007
496,000	0.10	June 3, 2008
738,708	0.10	December 22, 2009

The number of options currently exercisable is 1,108,472.

b) Warrants

Number of Shares	Exercise Price	Expiry Date
2,500,000	0.20	May 17, 2007

7. SUPPLEMENTAL DISCLOSURE WITH RESPECT TO CASH FLOWS

	Three Month Period Ended November 30, 2006	Three Month Period Ended November 30, 2005
Cash paid during the period for income taxes	$ -	$ -
Cash paid during the period for interest	$ -	$ -

There were no significant non-cash transactions for the three month period ended November 30, 2006 or for the three month period ended November 30, 2005.

8. RELATED PARTY TRANSACTIONS

The Company entered into the following transactions with related parties:

a) Paid or accrued management fees of $7,500 (2005 - $7,500) to a company controlled by a director.

b) Paid or accrued legal fees of $nil (2005 - $1,494) to a law firm in which a director is an employee of the firm.

The amounts charged to the Company for the services provided have been determined by negotiation among the parties and, in certain cases, are covered by signed agreements. These transactions were in the normal course of operations and were measured at the exchange value, which represented the amount of consideration established and agreed to by the related parties.

9. FINANCIAL INSTRUMENTS

The Company's financial instruments consist of cash, receivables, accounts payable and accrued liabilities and amounts due to related parties. Unless otherwise noted, it is management's opinion that the Company is not exposed to significant interest, currency or credit risks arising from these financial instruments. The fair value of these financial instruments approximates their carrying values, unless otherwise noted.

10. SEGMENTED INFORMATION

The Company operates in the oil and gas industry, primarily in the United States.

11. SUBSEQUENT EVENT

The Company conducted a Private Placement which closed December 28, 2006. In connection therewith, the Company received gross proceeds of $320,500 and issued 3,205,000 units, each consisting of one flow through share and one common share purchase warrant, at a price of $0.10 per unit. Each warrant is exercisable to purchase a further common share on or before December 28, 2007 at $0.20 per share. The Company paid cash commissions and warrants to purchase 73,000 common shares, exercisable on or before December 28, 2007, at $0.20 per share. The Company will use the proceeds of the placement for exploration of Canadian resource properties and general working capital. All securities issued in connection with the private placement are subject to a four-month hold period.

CENTURY ENERGY LTD.
(FORMERLY TOPPER RESOURCES INC.)

FORM 51-102F1
MANAGEMENT DISCUSSION AND ANALYSIS
FOR THE THREE MONTHS ENDED NOVEMBER 30, 2006

The following is a discussion and analysis of the consolidated financial condition and operating results of Century Energy Ltd. (formerly Topper Resources Inc.) (the "Company") for the three months ended November 30, 2006. The discussion should be read in conjunction with the unaudited interim consolidated financial statements of the Company and the notes thereto for the three months ended November 30, 2006 and the audited consolidated financial statements for the year ended August 31, 2006. The unaudited interim consolidated financial statements are prepared under Canadian generally accepted accounting principles and include the operating results of the Company and its subsidiaries.

Some of the statements set forth in this section are forward-looking statements relating to the Company's future operating results based on the information available to the Company as of January 29, 2007. These forward looking statements are subject to a variety of risks and uncertainties and other factors, but are not limited to, changes in government legislation and regulations, competition, foreign exchange rate, claims and litigation. The actual results may vary from the results anticipated in these statements.

THE COMPANY

The Company is in the business of exploring and developing oil and gas properties. The Company has one subsidiary, Topper Resources USA Inc., which is wholly-owned, and was incorporated on June 5, 2002 in the State of Texas, USA. The company is currently pursuing international oil and gas exploration opportunities.

CRITICAL ACCOUNTING POLICIES

A summary of significant accounting policies is presented in Note 2 of the consolidated financial statements for the year ended August 31, 2006. The Company follows the full cost method of accounting for exploration and development expenditures whereby all costs, net of incentives, related to the exploration for and development of oil and gas reserves are capitalized in cost centers on a country-by-country basis. Costs include lease acquisition, geological and geophysical expenditures, carrying costs of non-productive properties, the drilling of productive and non-productive wells and related plant and production equipment costs.

Costs relating to properties which management considers to be unproved are initially held outside the cost centers. Costs held outside cost centers are evaluated periodically for impairment. When a decision to develop these properties has been taken, or there is evidence of impairment, the related costs are transferred to the relevant cost center

For each cost centre, the Company calculates a "cost ceiling" which limits the net book value of capitalized costs to the undiscounted and unescalated estimated future net revenues from production of proved reserves based upon year-end prices. This test also accounts for future general and administrative expenses, future site restoration and abandonment costs, financing costs and income taxes, all undiscounted and unescalated. Additional depletion is provided if the net book value of capitalized costs exceeds such future revenue.

Depletion is computed using the unit-of-production method where the ratio of production to proved reserves determines the proportion of depletable costs to be expensed. Undeveloped properties are excluded from the depletion calculation until the quantities of proved reserves can be determined.

The amounts recorded for depletion and amortization of oil and gas properties and equipment and the provision for future site restoration and abandonment costs are based on estimates. The ceiling test is based on estimates of proved reserves, production rates, oil and gas prices, future costs and other relevant assumptions. By their nature, these estimates are subject to measurement uncertainty and the effect on the financial statements of changes in such estimates in future periods could be significant.

OVERVIEW

During the first quarter of fiscal 2007, the Company continued to evaluate oil and gas prospects for exploration and production opportunities, but has not made any drilling commitments during the first quarter of this fiscal year.

SUMMARY OF QUARTERLY RESULTS

	Revenues	Net Income (Loss)	Net Income (Loss) per Share Basic and Diluted
Fiscal 2005			
Second quarter	16,170	(115,581)	(.01)
Third quarter	16,280	(50,744)	(.01)
Fourth quarter	32,218	(577,896)	(.04)
Fiscal 2006			
First quarter	11,945	32,810	(.00)
Second quarter	5,101	(81,756)	(.01)
Third quarter	117	(91,272)	(.01)
Fourth quarter	(216)	(34,685)	(.01)
Fiscal 2007			
First quarter	61	(31,431)	(.00)

SUMMARY OF PROPERTIES

The Company has a revenue interest in one oil and gas property in Liberty County, Texas.

OIL AND GAS PRODUCTION

For the three month period ended November 30, 2006, the Company had a small net revenue interest in one producing well which produces approximately 15 barrels of oil per day.

RESULTS OF OPERATIONS

For The Three Month Period Ended November, 2006 Compared With The Three Month Period Ended November 30, 2005.

For the three month period ended November 30, 2006, the Company recorded oil and gas revenues of $61. In addition, oil and gas expenses (primarily production taxes) totalled $3. This compares to oil and gas revenues of $11,945 and oil and gas expenses of $8,991 for the three months ended November 30, 2005.

The Company's administrative expenses decreased to $31,489 for the three months ended November 30, 2006 from $48,323 for the three months ended November 30, 2005. This is primarily attributable to a reduction in professional fees.

The Company reported a net loss of $31,431 for the three months ended November 30, 2006 as compared to net income of $32,810 for the three months ended November 30, 2005. This is the result of a gain on the sale of an oil and gas property in the first quarter of 2005 which did not recur in 2006.

LIQUIDITY AND CAPITAL RESERVES

The Company's cash decreased to $3,425 on November 30, 2006 from $31,787 on August 31, 2006. This is a result of cash used in operating activities of $28,262.

CASH FLOWS FROM OPERATING ACTIVITIES

In addition to the company's net loss for the period of $31,431, accounts receivable decreased by $14. This was offset by the decrease in accounts payable of $10,302, resulting in net cash of $28,262 used in operating activities.

CASH FLOWS FROM FINANCING ACTIVITIES

None

CASH FLOWS FROM INVESTING ACTIVITIES

None

SHARE CAPITAL

a) Authorized capital stock: 100,000,000 common shares without par value

b) Common shares issued and outstanding:

	Number Of Shares	Share Capital	Contributed Surplus
Balance, August 31, 2005	15,552,081	6,043,828	85,546
Stock-based Compensation	-	-	24,031
Balance, August 31, 2006	15,552,081	6,043,828	109,577
Stock-based Compensation	-	-	13,357
Balance, November 30, 2006	15,552,081	6,043,828	122,934

c) At January 29, 2007, there were 2,500,000 warrants and 1,354,708 options outstanding. The warrants expire on May 17, 2007. The stock options expire on January 31, 2007, June 3, 2008, and December 22, 2009. Assuming that the warrants and the stock options are exercised before they expire, the Company would receive gross proceeds of $500,000 and $143,871, respectively.

LIQUIDITY AND CASH RESOURCES

The Company conducted a Private Placement which closed December 28, 2006. In connection therewith, the Company received gross proceeds of $320,500 and issued 3,205,000 units, each consisting of one flow through share and one common share purchase warrant, at a price of $0.10 per unit. Each warrant is exercisable to purchase a further common share on or before December 28, 2007, at $0.20 per share. The Company paid cash commissions and warrants to purchase 73,000 common shares, exercisable on or before December 28, 2007, at $0.20 per share. The Company will use the proceeds of the placement for exploration of Canadian resource properties and general working capital. All securities issued in connection with the private placement are subject to a four-month hold period.

The Company's future capital requirements will depend on many factors, including, among others, cash flow from operations.

To the extent that existing resources are insufficient to fund the Company's losses until profitability is reached, the Company may need to raise additional funds through debt or equity financing. If additional funds are raised through the issuance of equity securities, the percentage ownership of current shareholders will be reduced and such equity securities may have rights, preferences, or privileges senior to those of the holders of the Company's common stock. No assurance can be given that additional financing will be available, or that it can be obtained on terms acceptable to the Company and its shareholders. If adequate funds are not available, the Company may be required to delay possible expansion plans or acquisitions.

RELATED PARTY TRANSACTIONS

The Company entered into the following transactions with related parties:

a) Paid or accrued management fees of $7,500 (2005 - $7,500) to a company controlled by a director;

b) Paid or accrued legal fees of $nil (2005- $1,494) to a law firm in which a director is an employee of the firm.

The amounts charged to the Company for the services provided have been determined by negotiation among the parties and, in certain cases, are covered by signed agreements. These transactions were in the normal course of operations and were measured at the exchange value, which represented the amount of consideration established and agreed to by the related parties.

OUTLOOK

The Company will continue to pursue drilling opportunities, both domestic and foreign.

ADDITIONAL INFORMATION

Additional information pertaining to the Company is available on the SEDAR website at www.sedar.com.

Form 51–102F3

Material Change Report

Item 1 Name and Address of Company

Century Energy Ltd.
4605 Post Oak Place Dr., Suite 250
Houston, Texas 77027

(the "Company")

Item 2 Date of Material Change

December 28, 2007

Item 3 News Release

The Company disseminated a news release on January 10, 2007.

Item 4 Summary of Material Changes

The Company closed its private placement of 3,205,000 units of the Company, for aggregate gross proceeds of $320,500. The private placement closed on December 28, 2006.

Item 5 Full Description of Material Change

The Company announced the closing of its non-brokered private placement on December 28, 2006. The Company issued 3,205,000 units, each consisting of one flow through share and one common share purchase warrant, at a price of $0.10 per unit. Each warrant is exercisable to purchase a further common share on or before December 28, 2007, at $0.20 per share. Canaccord Capital Corporation acted as a finder and received a cash commission and warrants to purchase 73,000 common shares, exercisable on or before December 28, 2007, at $0.20 per share. Aberdeen Capital Strategies Corp. also received a cash commission. The Company will use the proceeds of the placement for exploration of Canadian resource properties and general working capital. All securities issued in connection with the private placement are subject to a four-month hold period.

Item 6 Reliance on subsection 7.1(2) or (3) of National Instrument 51–102

Not Applicable.

Item 7 Omitted Information

Not Applicable.

Item 8 Executive Officer

To obtain further information contact the President of the company, Jimmy McCarroll, at (713) 658-0161. Toll free (U.S. only) 1-877-243-4153

Item 9 Date of Report

January 18, 2007

CENTURY ENERGY LTD.
4605 Post Oak Place Dr. Suite 250
Houston, Texas 77027 U.S.A.
Phone: (713) 658-0161
Fax: (713) 222-7158

January 10, 2007

For immediate release
TSX Venture: CEY

Century Energy Ltd. today announced that it has received gross proceeds of $320,500 from the closing of its non-brokered private placement of securities previously announced December 20, 2006 (NR S.6, R.23).

Century issued 3,205,000 units, each consisting of one flow through share and one common share purchase warrant, at a price of $0.10 per unit. Each warrant is exercisable to purchase a further common share on or before December 28, 2007, at $0.20 per share. Canaccord Capital Corporation acted as a finder and received a cash commission and warrants to purchase 73,000 common shares, exercisable on or before December 28, 2007, at $0.20 per share. Aberdeen Capital Strategies Corp. also received a cash commission. The Company will use the proceeds of the placement for exploration of Canadian resource properties and general working capital. All securities issued in connection with the private placement are subject to a four-month hold period.

About Century Energy Ltd.

Century Energy Ltd. (CEY: TSX-V) is a junior oil and gas exploration company actively pursuing international exploration and production opportunities.

For further information:

Jimmy McCarroll
President, Century Energy Ltd.
Telephone: (713) 658-0161
Toll Free (U.S. only): (877) 243-4153
www.centuryenergyltd.com

CENTURY ENERGY, LTD.
FORM 51-102F1
MANAGEMENT DISCUSSION AND ANALYSIS
YEAR ENDED AUGUST 31, 2006

The following discussion and analysis, prepared as of December 28, 2006, should be read together with the audited consolidated financial statements for the year ended August 31, 2006 and related notes attached thereto, which are prepared in accordance with Canadian generally accepted accounting principles. All amounts are stated in Canadian dollars unless otherwise indicated.

Statements in this report that are not historical facts are forward-looking statements involving known and unknown risks and uncertainties, which could cause actual results to vary considerably from these statements. Readers are cautioned not to put undue reliance on forward-looking statements.

Additional information related to the Company is available for view on SEDAR at www.sedar.com.

Description of Business

The Company is in the business of exploring and developing oil and gas properties and has begun producing crude oil and natural gas in Texas. The Company has one subsidiary, Topper Resources USA Inc., which is wholly-owned, and was incorporated on June 5, 2002 in the State of Texas, USA.

The company is currently pursuing international oil and gas exploration opportunities.

Performance Summary

The following is a summary of significant events and transactions that occurred during the year:

In December, 2003, the Company purchased a 40% interest in an oil producing property for $79,000) USD $60,000). On November 1, 2005, the Company sold its 40% interest in the Hull Dome property for net proceeds of $159,405 (USD $134,838). The Company retained a 0.004% net revenue interest in the property.

Selected Annual Information

The following table provides a brief summary of the Company's financial operations. For more detailed information, refer to the Financial Statements.

	Year Ended August 31, 2006	Year Ended August 31, 2005	Year Ended August 31, 2004
Total revenues	$ 16,947	$ 90,374	$ 36,261
Net loss before extraordinary items	174,903	784,667	150,270
Net loss	174,903	784,667	150,270
Basic and diluted loss per share	(0.01)	(0.06)	(0.02)
Total assets	37,180	168,289	764,445
Total long-term liabilities	-	-	-
Cash dividends	-	-	-

Selected Annual Information (cont'd...)

The Company earns revenue from its Hull Dome Property in Liberty County, Texas.

The Company follows the full cost method of accounting for exploration and development expenditures whereby all costs, net of incentives, related to the exploration for and development of oil and gas reserves are capitalized in cost centers on a country-by-country basis. Costs include lease acquisition, geological and geophysical expenditures, carrying costs of non-productive properties, the drilling of productive and non-productive wells and related plant and production equipment costs.

The Company has not paid any dividends on its common shares. The Company has no present intention of paying dividends on its common shares, as it anticipates that all available funds will be invested to finance the growth of its business.

Results of Operations

The Company incurred a loss of $174,903 (2005 - $784,667) during the period. The Company wrote off $578,753 of drilling and acquisition costs related to the Double Diamond prospect during the prior fiscal year. Approximately $4,403 of environmental restoration costs was incurred during the current year related to this property.

Some of the significant administrative expenses are as follows: paid or accrued $123,461 (2005 - $94,672) in accounting, legal and audit fees, $14,499 (2005 - $17,170) in filing, listing and transfer agent fees, $11,999 (2005 - $12,500) of investor relations and shareholder costs and travel and related costs of $20,419 (2005- $18,779).

The current period professional fees were higher than the previous period primarily because of legal fees related to some international exploration opportunities.

Summary of Quarterly Results

	Three Months Ended August 31, 2006	Three Months Ended May 31, 2006	Three Months Ended February 28, 2006	Three Months Ended November 30, 2005
Total assets	$ 37,180	$ 65,050	$ 148,763	$ 210,895
Mineral properties and deferred costs	-	-	-	-
Working capital (deficiency)	(108,771)	(78,503)	8,353	85,692
Shareholders' equity	(108,771)	(78,503)	8,353	85,581
Revenues	(216)	117	5,101	11,945
Net Income (Loss)	(34,685)	(9,272)	(81,756)	32,810
Loss per share	(0.00)	(0.01)	(0.00)	0.00

	Three Months Ended August 31, 2005	Three Months Ended May 31, 2005	Three Months Ended February 28, 2005	Three Months Ended November 30, 2005
Total assets	$ 168,269	$ 790,073	$ 784,674	$ 610,665
Mineral properties and deferred costs	81,226	683,092	667,631	554,778
Working capital (deficiency)	(39,125)	(24,771)	25,533	(39,902)
Shareholders' equity	42,101	658,321	693,164	514,876
Revenues	32,758	16,280	16,170	25,166
Net Loss	666,765	50,744	26,712	40,445
Loss per share	(0.03)	(0.01)	(0.01)	(0.01)

Summary of Quarterly Results (cont'd...)

Significant changes in key financial data from 2005 to 2006 can be attributed to the losses associated with the write off of the drilling and acquisition costs of The Double Diamond Prospect in Gaines County, Texas.

Liquidity

The Company has financed its operations to date primarily through the issuance of common shares and exercise of stock options. The Company continues to seek capital through various means including the issuance of equity and/or debt.

The financial statements have been prepared on a going concern basis which assumes that the Company will be able realize its assets and discharge its liabilities in the normal course of business for the foreseeable future. The continuing operations of the Company are dependent upon its ability to continue to raise adequate financing and to commence profitable operations in the future.

	August 31, 2006	August 31, 2005
Deficit	$ (6,262,176)	$ (6,087,273)
Working capital (deficiency)	(108,771)	(39,125)

Net cash used in operating activities for the year ended August 31, 2006 was $169,132

Net cash generated from investing activities for the year ended August 31, 2006 was $155,002

Financing activities provided cash of $nil.

Capital Resources

On September 1, 2004, the Company issued 5,520,000 units at a price of $0.10 per unit. Finders' fees included the Company paying $2,450 and issuing 81,000 units at a price of $0.10 per unit totaling $8,100 in finders' fees. Each unit consisted of one common share and one non-transferable share purchase warrant. The warrants expired September 1, 2006.

On February 3, 2005, the Company issued 24,000 shares at a price of $0.15 per share to settle debt totaling $1,600.

On May 17, 2005, the Company issued 2,500,000 units at a price of $0.10 per unit. Each unit consisted of one common share and one non-transferable share purchase warrant. The warrants are exercisable at a price of $0.20 per share to May 17, 2007.

Century Energy Ltd. conducted a Private Placement in December 2006. The offering is for a total of up to 3,500,000 units at a price of 10 cents per unit. Each unit consists of one flow-through common share and one common share purchase warrant. Each warrant may be exercised to acquire a further common share for a period of one year from closing, at $0.20 per share. The Company will use the proceeds of the placement for exploration of Canadian resource properties and general working capital.

Related Party Transactions

The Company entered into the following transactions with related parties:

a) Paid or accrued management fees of $10,000 (2005- $30,000) to a director. Also paid management fees of $20,000 to a company controlled by a director.

b) Paid or accrued rent of $nil (2005 - $3,706) to a company controlled by a director.

c) Paid or accrued legal fees of $26,385 (2005 - $41,866) to a law firm in which a director is an employee of the firm.

The amounts charged to the Company for the services provided have been determined by negotiation among the parties and, in certain cases, are covered by signed agreements. These transactions were in the normal course of operations and were measured at the exchange value, which represented the amount of consideration established and agreed to by the related parties.

Financial Instruments

The Company's financial instruments consist of cash, receivables, accounts payable and accrued liabilities and amounts due to related parties. Unless otherwise noted, it is management's opinion that the Company is not exposed to significant interest, currency or credit risks arising from these financial instruments. The fair value of these financial instruments approximates their carrying values, unless otherwise noted.

CENTURY ENERGY LTD.

(formerly Topper Resources Inc.)

CONSOLIDATED FINANCIAL STATEMENTS

AUGUST 31, 2006

AUDITORS' REPORT

To the Shareholders of
Century Energy Ltd.
(formerly Topper Resources Inc.)

We have audited the consolidated balance sheets of Century Energy Ltd. (formerly Topper Resources Inc.) as at August 31, 2006 and 2005 and the consolidated statements of operations and deficit and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at August 31, 2006 and 2005 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

"DAVIDSON AND COMPANY LLP"

Vancouver, Canada

Chartered Accountants

December 22, 2006

CENTURY ENERGY LTD.
(formerly Topper Resources Inc.)
CONSOLIDATED BALANCE SHEETS
AS AT AUGUST 31

	2006	2005
ASSETS		
Current		
Cash	$ 31,787	$ 45,917
Receivables	5,393	41,146
	37,180	87,063
Oil and gas properties (Note 3)	-	81,226
	$ 37,180	$ 168,289
LIABILITIES AND SHAREHOLDERS' EQUITY (DEFICIENCY)		
Current		
Accounts payable and accrued liabilities	$ 42,673	$ 32,910
Due to related parties (Note 4)	103,278	93,278
	145,951	126,188
Shareholders' equity (deficiency)		
Capital stock (Note 5)	6,043,828	6,043,828
Contributed surplus (Note 5)	109,577	85,546
Deficit	(6,262,176)	(6,087,273)
	(108,771)	42,101
	$ 37,180	$ 168,289

Nature and continuance of operations (Note 1)
Subsequent event (Note 12)

On behalf of the Board:

"Jimmy M McCarroll" Director "Cory Kent" Director

The accompanying notes are an integral part of these consolidated financial statements.

CENTURY ENERGY LTD.
(formerly Topper Resources Inc.)
CONSOLIDATED STATEMENTS OF OPERATIONS AND DEFICIT
YEAR ENDED AUGUST 31

	2006	2005
REVENUE		
Oil and gas revenue, net of royalties	$ 16,947	$ 90,374
DIRECT COSTS		
Depletion	-	16,381
Production costs	14,228	46,121
	14,228	62,502
	2,719	27,872
EXPENSES		
Consulting fees	15,830	8,965
Foreign exchange (gain) loss	(3,055)	5,774
Management fees	30,000	30,000
Office and miscellaneous	5,796	10,855
Professional fees	123,461	94,672
Regulatory and transfer agent fees	14,499	17,170
Rent	6,610	8,446
Salaries and benefits	-	11,000
Shareholder information and investor relations	11,999	12,500
Stock-based compensation	24,031	9,951
Telephone	1,808	3,781
Travel and promotion	20,419	18,779
	251,398	231,893
Loss before other items	(248,679)	(204,021)
OTHER ITEMS		
Interest income	-	107
Loss on settlement of debt	-	(2,000)
Gain on disposal of oil and gas property (Note 3)	73,776	-
Write-off of oil and gas property (Note 3)	-	(578,753)
	73,776	(580,646)
Loss for the year	(174,903)	(784,667)
Deficit, beginning of year	(6,087,273)	(5,302,606)
Deficit, end of year	$ (6,262,176)	$ (6,087,273)
Basic and diluted loss per common share	$ (0.01)	$ (0.06)
Weighted average number of common shares outstanding	15,552,081	13,461,802

The accompanying notes are an integral part of these consolidated financial statements.

CENTURY ENERGY LTD.
(formerly Topper Resources Inc.)
CONSOLIDATED STATEMENTS OF CASH FLOWS
YEAR ENDED AUGUST 31

	2006	2005
CASH FLOWS FROM OPERATING ACTIVITIES		
Loss for the year	$ (174,903)	$ (784,667)
Items not involving cash:		
Depletion	-	16,381
Loss on settlement of debt	-	2,000
Gain on disposal of oil and gas property	(73,776)	-
Write-off of oil and gas property	-	578,753
Stock-based compensation	24,031	9,951
Changes in non-cash working capital items:		
(Increase) decrease in receivables	35,753	(12,662)
Decrease in prepaids	-	1,596
Increase (decrease) in accounts payable and accrued liabilities	9,763	(131,335)
Increase in due to related parties	10,000	30,000
Net cash used in operating activities	(169,132)	(289,983)
CASH FLOWS FROM INVESTING ACTIVITIES		
Oil and gas property expenditures	(4,403)	(224,318)
Proceeds on sale of oil and gas property	159,405	-
Net cash provided by (used in) investing activities	155,002	(224,318)
CASH FLOWS FROM FINANCING ACTIVITIES		
Issuance of capital stock, net of finders' fees	-	277,550
Net cash provided by financing activities	-	277,550
Change in cash during the year	(14,130)	(236,751)
Cash, beginning of year	45,917	282,668
Cash, end of year	$ 31,787	$ 45,917

Supplemental disclosure with respect to cash flows (Note 7)

The accompanying notes are an integral part of these consolidated financial statements.

1. NATURE AND CONTINUANCE OF OPERATIONS

The Company is in the process of exploring and developing oil and gas properties. The recoverability of the amounts shown for oil and gas properties are dependent upon the existence of economically recoverable reserves, the ability of the Company to obtain necessary financing to complete the development of those reserves and upon future profitable production.

These consolidated financial statements have been prepared on a going concern basis which assumes that the Company will be able to realize its assets and discharge its liabilities in the normal course of business for the foreseeable future. The consolidated financial statements do not include adjustments to amounts and classifications of assets and liabilities that might be necessary should the Company be unable to continue operations. The continuing operations of the Company are dependent upon its ability to continue to raise adequate financing and to commence profitable operations in the future.

	2006	2005
Deficit	$ (6,262,176)	$ (6,087,273)
Working capital (deficiency)	(108,771)	(39,125)

2. SIGNIFICANT ACCOUNTING POLICIES

Estimates

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the year. Actual results could differ from those estimates.

Principles of consolidation

These consolidated financial statements include the accounts of the Company and its wholly-owned subsidiary, Topper Resources, USA, Inc. Significant inter-company transactions have been eliminated upon consolidation.

Oil and gas properties

The Company follows the full cost method of accounting for exploration and development expenditures whereby all costs, net of incentives, related to the exploration for and development of oil and gas reserves are capitalized in cost centers on a country-by-country basis. Costs include lease acquisition, geological and geophysical expenditures, carrying costs of non-productive properties, the drilling of productive and non-productive wells and related plant and production equipment costs.

Costs relating to properties which management considers to be unproved are initially held outside the cost centers. Costs held outside cost centers are evaluated periodically for impairment. When a decision to develop these properties has been taken, or there is evidence of impairment, the related costs are transferred to the relevant cost centre.

2. SIGNIFICANT ACCOUNTING POLICIES (cont'd...)

Oil and gas properties (cont'd...)

For each cost centre, the Company calculates a "cost ceiling" which limits the net book value of capitalized costs to the undiscounted and unescalated estimated future net revenues from production of proved reserves based upon year-end prices. This test also accounts for future general and administrative expenses, future site restoration and abandonment costs, financing costs and income taxes, all undiscounted and unescalated. Additional depletion is provided if the net book value of capitalized costs exceeds such future revenue.

Depletion is computed using the unit-of-production method where the ratio of production to proved reserves determines the proportion of depletable costs to be expensed. Undeveloped properties are excluded from the depletion calculation until the quantities of proved reserves can be determined.

The amounts recorded for depletion and amortization of oil and gas properties and equipment and the provision for future site restoration and abandonment costs are based on estimates. The ceiling test is based on estimates of proved reserves, production rates, oil and gas prices, future costs and other relevant assumptions. By their nature, these estimates are subject to measurement uncertainty and the effect on the financial statements of changes in such estimates in future periods could be significant.

Revenue recognition

Oil and natural gas sales are recognized when the commodities are delivered to purchasers and collection is reasonably assured.

Foreign currency translation

Financial statements of the Company's foreign subsidiary are translated using the temporal method whereby all monetary assets and liabilities are translated into Canadian dollar equivalents at the rate of exchange at the balance sheet date. Non-monetary assets and liabilities are translated at exchange rates prevailing at the transaction date. Income and expenses are translated at rates which approximate those in effect on transactions dates. Gains and losses arising from translation are included in earnings.

Stock-based compensation

The Company uses the fair value based method to recognize compensation costs for the granting of all stock options and direct awards of stock using the Black-Scholes option pricing model. Any consideration paid on the exercise of stock options is credited to capital stock.

Future income taxes

Future income taxes are recorded using the asset and liability method. Under the asset and liability method, future tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Future tax assets and liabilities are measured using the enacted or substantively enacted tax rates expected to apply when the asset is realized or the liability settled. The effect on future tax assets and liabilities of a change in tax rates is recognized in income in the period that substantive enactment or enactment occurs. To the extent that the Company does not consider it more likely than not that a future tax asset will be recovered, it provides a valuation allowance against the excess.

2. SIGNIFICANT ACCOUNTING POLICIES (cont'd...)

Loss per share

The Company uses the treasury stock method to compute the dilutive effect of options, warrants and similar instruments. Under this method the dilutive effect on loss per share is recognized on the use of the proceeds that could be obtained upon exercise of options, warrants and similar instruments. It assumes that the proceeds would be used to purchase common shares at the average market price during the year. For the years presented, this calculation proved to be anti-dilutive.

Basic loss per share is calculated using the weighted-average number of shares outstanding during the year.

3. OIL AND GAS PROPERTIES

	2006			2005		
	Double Diamond, Texas	Hull Dome, Texas	Total	Double Diamond, Texas	Hull Dome, Texas	Total
Acquisition costs:						
Balance, beginning of year	$ -	$ 54,928	$ 54,928	$ 73,329	$ 71,309	$ 144,638
Depletion	-	-	-	-	(16,381)	(16,381)
Written-off/Disposal	-	(54,928)	(54,928)	(73,329)	-	(73,329)
	-	-	-	-	54,928	54,928
Exploration costs:						
Balance, beginning of year	-	26,298	26,298	139,999	-	139,999
Drilling	-	-	-	383,880	26,298	410,178
Recovery	-	-	-	(18,455)	-	(18,455)
Written-off/Disposal	-	(26,298)	(26,298)	(505,424)	-	(505,424)
	-	-	-	-	26,298	26,298
Total	$ -	$ -	$ -	$ -	$ 81,226	$ 81,226

Hull Dome Property, Liberty County, Texas USA

In December, 2003, the Company purchased a 40% interest in an oil producing property for $79,000 (USD$60,000). On November 1, 2005 the Company sold its 40% interest in the Hull Dome property for net proceeds of $159,405 (USD$134,838). The Company retained a 0.004% net revenue interest in the property.

Included in receivables is $38 for oil and gas revenues at August 31, 2006 and $17,982 at August 31, 2005.

3. OIL AND GAS PROPERTIES (cont'd…)

Double Diamond Property, Gaines County, Texas USA

In June 2004, the Company and its partners leased 2,450 acres from Exxon Mobile, Jones Ranch Estate and British Petroleum for $73,329 (USD$53,958). The term of the lease ranges from one year to three years at USD$125 to USD$200 per acre. The Company will pay a 25% royalty on its revenue to the lessor. During the year ended August 31, 2005, the Company decided to abandon this property and it was written-off to operations. Approximately $4,403 of final costs were incurred during the current year.

Included in receivables at August 31, 2005, is $18,455 for recovery of exploration costs.

4. DUE TO RELATED PARTIES

Amounts due to related parties at August 31, 2006 and 2005 are non-interest bearing, unsecured, with no stated terms of repayment.

5. CAPITAL STOCK AND CONTRIBUTED SURPLUS

a) Authorized capital stock: Unlimited number of common shares.

b) Common shares issued and outstanding:

	Number of Shares		Capital Stock		Contributed Surplus
Balance, August 31, 2004	7,427,081	$	5,240,678	$	75,595
Private placements	8,020,000		802,000		-
Share issuance costs	-		(10,550)		-
Finders' fees	81,000		8,100		-
Settlement of debt	24,000		3,600		-
Stock-based compensation	-		-		9,951
Balance, August 31, 2005	15,552,081		6,043,828		85,546
Stock-based compensation	-		-		24,031
Balance, August 31, 2006	15,552,081	$	6,043,828	$	109,577

5. CAPITAL STOCK AND CONTRIBUTED SURPLUS (cont'd…)

On February 3, 2005, the Company issued 24,000 shares at a price of $0.15 per share to settle debt totaling $3,600.

On May 17, 2005, the Company issued 2,500,000 units at a price of $0.10 per unit. Each unit consisted of one common share and one non-transferable share purchase warrant. The warrants are exercisable at a price of $0.20 per share to May 17, 2007.

On September 1, 2004, the Company issued 5,520,000 units at a price of $0.10 per unit. Finders' fees included the Company paying $2,450 and issuing 81,000 units at a price of $0.10 per unit. Each unit consisted of one common share and one non-transferable share purchase warrant. The warrants are exercisable at a price of $0.20 per share to September 1, 2006.

6. STOCK OPTIONS AND WARRANTS

Stock options

The Company has a stock option plan under which it is authorized to grant options to directors, employees and consultants enabling them to acquire up to 10% of the issued and outstanding common shares of the Company. Under the plan, the exercise price of each option equals the market price, minimum price, or a discounted price of the Company's shares as calculated on the date of grant. The options can be granted for a maximum term of 5 years and are subject to vesting provisions as determined by the board of directors of the Company.

As at August 31, 2006, the Company had outstanding stock options, enabling the holders to acquire common shares as follows:

Number of Shares	Exercise Price	Expiry Date
120,000	$ 0.17	January 30, 2007
496,000	0.10	June 3, 2008
738,708	0.10	December 22, 2009

6. STOCK OPTIONS AND WARRANTS (cont'd…)

Stock options (cont'd…)

Stock option transactions and the number of stock options outstanding are summarized as follows:

	Number of Options	Weighted Average Exercise Price
Balance, August 31, 2004	616,000	$ 0.11
Options granted	738,708	0.10
Balance, August 31, 2005 and 2006	1,354,708	$ 0.11
Number of options currently exercisable	1,108,472	$ 0.11

Stock-based compensation

The Company granted Nil (2005 – 738,708) stock options during the 2006 fiscal year. Stock-based compensation expense under the Black-Scholes option pricing model was recognized on 246,236 (2005 – 147,741) stock options for $24,031 (2005 - $9,951), which was also recorded as contributed surplus on the balance sheet. The weighted average fair value of the stock options granted during the 2006 fiscal year was $Nil (2005 - $0.07) per share.

The following weighted average assumptions were used for the Black-Scholes valuation of stock options issued during the year:

	2006	2005
Risk-free interest rate	-	4.06%
Expected life of options	-	5 years
Annualized volatility	-	127%
Dividend rate	-	0.00%

6. STOCK OPTIONS AND WARRANTS (cont'd...)

Warrants

At August 31, 2006, the Company had outstanding share purchase warrants, enabling holders to acquire common shares as follows:

Number of Shares	Exercise Price	Expiry Date
5,601,000	$ 0.20	September 1, 2006 (subsequently expired)
2,500,000	0.20	May 17, 2007

Warrant transactions and the number of warrants outstanding are summarized as follows:

	Number of warrants		Weighted Average Exercise Price
Balance, August 31, 2004	2,500,000	$	0.20
Warrants issued	8,101,000		0.20
Balance, August 31, 2005	10,601,000		0.22
Warrants expired	(2,500,000)		0.30
Balance, August 31, 2006	8,101,000	$	0.20
Number of warrants currently exercisable	8,101,000	$	0.20

7. SUPPLEMENTAL DISCLOSURE WITH RESPECT TO CASH FLOWS

		2006		2005
Cash paid during the year for income taxes	$	-	$	-
Cash paid during the year for interest	$	-	$	-

7. SUPPLEMENTAL DISCLOSURE WITH RESPECT TO CASH FLOWS (cont'd...)

There were no significant non-cash transactions for the year ended August 31, 2006.

The significant non-cash transactions during the year ended August 31, 2005 included:

a) Issuing 3,450 units at a price of $0.10 per unit for which $345 was recorded in receivables.

b) Issuing 24,000 shares at a price of $0.15 per share to settle debt totalling $3,600.

c) Paying finders' fees in connection with a private placement consisting of 81,000 common shares issued at a value of $8,100.

8. RELATED PARTY TRANSACTIONS

The Company entered into the following transactions with related parties:

a) Accrued management fees of $10,000 (2005 - $30,000) to a director. Also paid management fees of $20,000 (2005 - $Nil) to a company controlled by a director.

b) Paid or accrued rent of $Nil (2005 - $3,706) to a company controlled by a director.

c) Paid or accrued legal fees of $26,385 (2005 - $41,866) to a law firm in which a director is a partner of the firm.

The amounts charged to the Company for the services provided have been determined by negotiation among the parties and, in certain cases, are covered by signed agreements. These transactions were in the normal course of operations and were measured at the exchange value, which represented the amount of consideration established and agreed to by the related parties.

9. FINANCIAL INSTRUMENTS

The Company's financial instruments consist of cash, receivables, accounts payable and accrued liabilities and amounts due to related parties. Unless otherwise noted, it is management's opinion that the Company is not exposed to significant interest, currency or credit risks arising from these financial instruments. The fair value of these financial instruments approximates their carrying values, unless otherwise noted.

10. INCOME TAXES

A reconciliation of income taxes at statutory rates with the reported taxes is as follows:

		2006		2005
Loss before income taxes	$	(174,903)	$	(784,667)
Expected income tax recovery	$	64,342	$	277,537
Non-deductible expenses		(11,268)		(10,021)
Write-off of oil and gas property		-		(204,705)
Gain on sale of oil and gas property		28,760		-
Unrecognized benefits of non-capital losses		(81,834)		(62,811)
Total income tax recovery	$	-	$	-

Details of future income taxes assets are as follows:

		2006		2005
Resource deductions	$	485,088	$	511,763
Non-capital losses available for future periods		462,127		395,404
		947,215		907,167
Valuation allowance		(947,215)		(907,167)
Net future income tax assets	$	-	$	-

The Company has incurred operating losses for Canadian income tax purpose of approximately $1,350,000 which can be carried forward to reduce taxable income in future years. Unless utilized, these losses will expire through 2026. In addition, the Company has resource deductions of approximately $1,420,000 available to reduce taxable income of future years. Future tax benefits, which may arise as a result of these losses and resource expenditures, have not been recognized in these financial statements and have been offset by a valuation allowance.

11. SEGMENTED INFORMATION

The Company operates in the oil and gas industry, primarily in the United States.

12. SUBSEQUENT EVENT

Subsequent to August 31, 2006, the Company announced a private placement to issue up to 3,000,000 units at a price of $0.10 per unit. Each unit will consist of one flow through common share or one common share and one common share purchase warrant. Each warrant will be exercisable at a price of $0.20 for a period of one year. The Company will pay finders' fees equal to 20% of gross proceeds in cash and 10% in warrants.

CENTURY ENERGY LTD.
4605 Post Oak Place Dr. Suite 250
Houston, Texas 77027. U.S.A.
Phone: (713) 658-0161
Fax: (713) 222-7158

December 20, 2006

For immediate release
TSX Venture: CEY

Century Energy Ltd. (the "Company") is pleased to announce that, due to investor demand, it will increase the size of its private placement announced December 14, 2006 by 500,000 units for a total of up to 3,000,000 units at a price of $0.10 per unit. Each unit consists of one flow-through common share or one common share, and one common share purchase warrant. Each warrant may be exercised to acquire a further common share for a period of one year from closing, at $0.20 per share. The Company will pay finder's fees equal to 10% in cash and 10% in warrants to Canaccord Capital Corporation and 10% in cash to Dan Maarsman Jr. of the gross proceeds of any units sold by the applicable finder. The Company will use the proceeds of the placement for exploration of Canadian resource properties and general working capital. All securities issued in connection with the private placement will be subject to a minimum four-month hold period. The private placement is subject to the approval of the TSX Venture Exchange.

About Century Energy Ltd.

Century Energy Ltd. (CEY: TSX-V) is a junior oil and gas exploration company actively pursuing international exploration and production opportunities.

For further information:

Jimmy McCarroll
President, Century Energy Ltd.
Telephone: (713) 658-0161
Toll Free (U.S. only: (877) 243-4153
www.centuryenergyltd.com

CENTURY ENERGY LTD.
4605 Post Oak Place Dr. Suite 250
Houston, Texas 77027. U.S.A.
Phone: (713) 658-0161
Fax: (713) 222-7158

December 14, 2006

For immediate release
TSX Venture: CEY

Century Energy Ltd. (the "Company") is pleased to announce that it will conduct a private placement of up to 2,500,000 units at a price of $0.10 per unit. Each unit consists of one flow-through common share and one common share purchase warrant. Each warrant may be exercised to acquire a further common share for a period of one year from closing, at $0.20 per share. The Company will pay a finder's fee equal to 10% of the gross proceeds of any units sold by the applicable finder to Canaccord Capital Corporation and to Dan Maarsman Jr. The Company will use the proceeds of the placement for exploration of the Company's Canadian properties and general working capital. All securities issued in connection with the private placement will be subject to a minimum four-month hold period. The private placement is subject to the approval of the TSX Venture Exchange.

About Century Energy Ltd.

Century Energy Ltd. (CEY: TSX-V) is a junior oil and gas exploration company actively pursuing international exploration and production opportunities.

For further information:

Jimmy McCarroll
President, Century Energy Ltd.
Telephone: (713) 658-0161
Toll Free (U.S. only: (877) 243-4153
www.centuryenergyltd.com

CENTURY ENERGY LTD
4605 Post Oak Place Dr., Suite 250
Houston, Texas 77027 U.S.A.
Ph. (713) 658-0161 * Fax (713) 222-7158

January 3, 2008

For Immediate Release
TSX Venture: CEY

Century Energy Ltd. (the " Company ") announced today that its exploration well adjacent to the Kneller Field south of Edmonton, Alberta was unsuccessful. The well was logged on January 1, 2008, and the target zone of Ellerslie gas was shaled out and tight.

The Company's joint venture partner Ravenwood Energy of Calgary concurred in the decision to plug and abandon the well.

The Company further added that they were disappointed with the results, but would continue in its efforts to locate promising opportunities for the company in Canada and South America.

About Century Energy Ltd.

Century Energy Ltd. is a junior oil and gas exploration company actively pursuing exploration opportunities in Canada and South America.

For Further Information:

Jimmy McCarroll
President, Century Energy Ltd.
Telephone: (713) 658-0161

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

2021993.1

Form 51–102F3
MATERIAL CHANGE REPORT

Item 1 Name and Address of Company

Century Energy Ltd.
4605 Post Oak Place Dr., Suite 250
Houston, Texas 77027 U.S.A.

Item 2. Date of Material Change

December 21, 2007

Item 3. News Release

News Release dated December 21, 2007 was filed on SEDAR and disseminated via Market News and Stockwatch on December 21, 2007.

Item 4. Summary of Material Change

Century Energy Ltd. (the "Company") completes non-brokered private placement previously announced December 12, 2007

Item 5. Full Description of Material Change

5.1 Full Description of Material Change

The Company completed a non-brokered private placement consisting of 710,000 units ("Units") at a price of $0.10 per Unit for gross proceeds of $71,000 (the "Unit Offering"). Each Unit consists of one common share of the Company (a "Share") and one share purchase warrant (a "Warrant"). Each Warrant entitles the holder to acquire one Share of the Company (a "Warrant Share") at a price of $0.20 per Share until December 17, 2008 on the terms and conditions set forth therein.

In addition to the completion of the Unit Offering, the Company also completed a private placement of 960,000 flow-through shares ("FT Shares") at a price of $0.10 per FT Share (the "Flow-Through Offering") for gross proceeds of $96,000.

The Company paid a total of $9,100 in cash as finders' fees in connection with both the Unit Offering and the Flow-Through Offering (jointly, the "Private Placement"). All Shares issued pursuant to the Private Placement together with any Shares issuable on the exercise of the Warrants are subject to a hold period expiring on April 18, 2008.

The proceeds derived from the Private Placement will be used for drilling operations in Canada and for general working capital.

5.2 Disclosure for Restructuring Transactions

Not Applicable

Item 6. Reliance on subsection 7.1(2) or (3) of National Instrument 51–102

Not applicable

Item 7. Omitted Information

None

Item 8. Executive Officers

The following senior officer of the Company is knowledgeable about the material change and the Report and may be contacted:

Jimmy McCarroll, President, telephone: (713) 658-0161.

Item 9. Date of Report

December 28, 2007

Form 51–102F3
MATERIAL CHANGE REPORT

Item 1 Name and Address of Company

Century Energy Ltd.
4605 Post Oak Place Dr., Suite 250
Houston, Texas 77027 U.S.A.

Item 2. Date of Material Change

December 20, 2007

Item 3. News Release

News Release dated December 20, 2007 was filed on SEDAR and disseminated via Market News and Stockwatch on December 20, 2007.

Item 4. Summary of Material Change

Century Energy Ltd. (the "Company") entered into a Participation Agreement with Ravenwood Energy of Calgary, Alberta to acquire 25% interest in Ravenwood's Kneller Prospect.

Item 5. Full Description of Material Change

5.1 Full Description of Material Change

The Company entered into a Participation Agreement with Ravenwood Energy of Calgary, Alberta to acquire 25% interest in Ravenwood's Kneller Prospect. In order to earn a 25% working interest, Century must pay 25% of the cost for the initial well on the prospect. The well is expected to spud on December the 27th, and be completed by year-end, at a cost of approximately $400,000. Century also paid a $10,000 equalization fee for the right to participate in the well. Century will have the right to participate in additional wells drilled on the prospect by contributing its 25% share of subsequent well costs.

The prospect is located south of Edmonton Alberta, and is adjacent to natural gas production in the Cretaceous Ellerslie formation, which is the target zone for the well. Seismic and well control data were used to pick the well location.

5.2 Disclosure for Restructuring Transactions

Not Applicable

Item 6. Reliance on subsection 7.1(2) or (3) of National Instrument 51–102

Not applicable

Item 7. Omitted Information

None

Item 8. Executive Officers

The following senior officer of the Company is knowledgeable about the material change and the Report and may be contacted:

Jimmy McCarroll, President, telephone: (713) 658-0161.

Item 9. Date of Report

December 28, 2007

CENTURY ENERGY, LTD.
FORM 51-102f1
MANAGEMENT DISCUSSION AND ANALYSIS
YEAR ENDED AUGUST 31, 2007

The following discussion and analysis, prepared as of December 26, 2007, should be read together with the audited consolidated financial statements for the year ended August 31, 2007 and related notes attached thereto, which are prepared in accordance with Canadian generally accepted accounting principles. All amounts are stated in Canadian dollars unless otherwise indicated.

Statements in this report that are not historical facts are forward-looking statements involving known and unknown risks and uncertainties, which could cause actual results to vary considerably from these statements. Readers are cautioned not to put undue reliance on forward-looking statements.

Additional information related to the Company is available for view on SEDAR at www.sedar.com.

Description of Business

The Company is in the business of exploring and developing oil and gas properties and has a net revenue interest in a producing property in Texas. The Company has one subsidiary, Topper Resources USA Inc., which is wholly owned, and was incorporated on June 5, 2002, in the State of Texas USA.

The Company is currently pursuing domestic and international oil and gas exploration opportunities.

Performance Summary

The following is a summary of significant events and transactions that occurred during the year:

The Company's oil and gas operations were primarily focused on the evaluation of potential new drilling opportunities. The Company did not participate in the drilling of any new wells during the year, but has entered into a Participation Agreement in December 2007 to acquire a 25% interest in a prospect located south of Edmonton, Alberta.

Selected Annual Information

The following table provides a brief summary of the Company's financial operations. For more detailed information, refer to the Financial Statements.

Selected Annual Information (cont'd...)

	Year Ended August 31, 2007	Year Ended August 31, 2006	Year Ended August 31, 2005
Total revenues	$ 1,107	$ 16,947	$ 90,374
Net loss before extraordinary items	92,343	174,903	784,667
Net loss	92,343	174,903	784,667
Basic and diluted loss per share	(0.01)	(0.01)	(0.06)
Total assets	198,300	37,180	168,289
Total long-term liabilities	-	-	-
Cash dividends	-	-	-

The Company earns revenue from a 0.004% net revenue interest in its Hull Dome Property in Liberty County, Texas.

The Company follows the full cost method of accounting for exploration and development expenditures whereby all costs, net of incentives, related to the exploration for and development of oil and gas reserves are capitalized in cost centers on a country-by-country basis. Costs include lease acquisition, geological and geophysical expenditures, carrying costs of non-productive properties, the drilling of productive and non-productive wells and related plant and production equipment costs.

The Company has not paid any dividends on its common shares. The Company has no present intention of paying dividends on its common shares, as it anticipates that all available funds will be invested to finance the growth of its business.

Results of Operations

The Company incurred a loss of $92,343 (2006 - $174,903) during the period. The Company's financial statements include a future income tax recovery of $160,194 which resulted from renouncing certain deductions for Canadian exploration expenditures incurred on the Company's mineral properties. The loss before taxes was $252,537 (2006 - $174,903). Approximately $12,800 of environmental restoration costs were incurred during the current year relating to a property previously written off. The Company recorded a $73,776 gain on the sale of an oil and gas property in 2006 which did not recur in the current year.

Some of the significant administrative expenses are as follows: paid or accrued $80,951 (2006 - $123,461) in accounting, legal and audit fees, $16,361 (2006 - $14,499) in filing, listing and transfer agent fees, $1,822 (2006 - $11,999) of investor relations and shareholder costs and travel and related costs of $20,288 (2006 - $20,419). The Company also paid consulting fees of $33,935 (2006 - $15,830).

The current period professional fees were lower than the previous period primarily because of legal fees related to some international exploration opportunities incurred in the prior year. The Company also recorded foreign exchange losses of $26,864 compared to a foreign exchange gain of $3,055 in the prior year.

Summary of Quarterly Results

	Three Months Ended August 31, 2007	Three Months Ended May 31, 2007	Three Months Ended February 28, 2007	Three Months Ended November 30, 2006
Total assets	$198,300	$ 279,270	$ 308,822	$ 8,804
Mineral properties	-	-	-	-
Working capital (deficiency)	155,658	212,602	212,256	(126,845)
Shareholders' equity	155,658	212,602	212,256	(126,845)
Revenues	299	249	498	61
Net income (loss)	109,001	(87,654)	(82,349)	(31,341)
Loss per share	(0.00)	(0.00)	(0.01)	(0.00)

	Three Months Ended August 31, 2006	Three Months Ended May 31, 2006	Three Months Ended February 28, 2006	Three Months Ended November 20 2005
Total assets	$ 37,180	$ 65,050	$ 148,763	$ 210,895
Mineral properties and deferred costs	-	-	-	-
Working capital *deficiency)	(108,771)	(78,503)	8,353	85,692
Shareholders' equity	(108,771)	(78,503)	8,353	85,692
Revenues	(216)	117	5,101	11,945
Net income (loss)	(34,685)	(91,272)	(81,756)	32,810
Loss per share	(0.00)	(0.01)	(0.01)	0.00

Significant changes in key financial data from 2006 to 2007 can be attributed primarily to the gain on the sale of the Hull Dome property in 2006 which did not recur.

Liquidity

The Company has financed its operations to date primarily through the issuance of common shares and exercise of stock options. The Company continues to seek capital through various means including the issuance of equity and/or debt.

The financial statements have been prepared on a going concern basis which assumes that the Company will be able to realize its assets and discharge its liabilities in the normal course of business for the foreseeable future. The continuing operations of the Company are dependent upon its ability to continue to raise adequate financing and to commence profitable operations in the future.

	August 31, 2007	August 31, 2006
Deficit	$ (6,354,519)	$ (6,262,176)
Working capital (deficiency)	155,658	(108,771)

Liquidity (cont'd...)

Net cash used in operating activities for the year ended August 31, 2007 was $259,437.

Net cash generated from investing activities for the year ended August 31, 2007 was $nil.

Net cash provided by financing activities for the year ended August 31, 2007 was $415,233.

Capital Resources

On September 1, 2004, the Company issued 5,520,000 units at a price of $0.10 per units. Finders' fees included the Company paying $2,450 and issuing 81,000 units at a price of $0.10 per unit totaling $8,100 in finders' fees. Each unit consisted of one common share and one non-transferable share purchase warrant. The warrants expired September 1, 2006.

On May 17, 2005, the Company issued 2,500,000 units at a price of $0.10 per unit. Each unit consisted of one common share and one non-transferable share purchase warrant. The warrants expired May 17, 2007.

On April 4, 2007, the Company issued 850,000 common shares at a price of $0.10 per share to settle debt totaling $85,000.

On January 10, 2007, the Company issued 3,205,000 flow-through units at a price of $0.10 per unit pursuant to a non-brokered private placement. Each flow-through unit consisted of one flow-through common share and one common share purchase warrant. Each warrant entitles the holder to purchase an additional common share for a period of one year at $0.20. Finders' fees included the Company paying $24,050, and issuing 73,000 agents' warrants, each exercisable into one common share of the Company at a price of $0.20 per share for a period of one year.

On March 27,2007, the Company issued 1,400,000 flow-through common units at a price of $0.10 per unit pursuant to a non-brokered private placement. Each flow-through unit consisted of one flow-through common share and on common share purchase warrant. Each warrant entitles the holder to purchase an additional common share for a period of one year at a price of $0.20. Finders' fees included the Company paying $12,000 and issuing 120,000 agents' warrants, each exercisable into one common share of the Company at a price of $0.20 per share for a period of one year.

Related Party Transactions

The Company entered into the following transactions with related parties:

a) Paid management fees of $30,000 (2006 - $20,000) to a company controlled by a director. Also accrued management fees of $nil (2006 - $10,000) to a director.

b) Paid or accrued legal fees of $48,066 (2006 - $26,385) to a law firm in which a director is an employee of the firm.

Related Party Transactions (cont'd...)

c) Issued 850,000 common shares to settle debt totaling $85,000 due to a director.

The amounts charged to the Company for the services provided have been determined by negotiation among the parties and, in certain cases, are covered by signed agreements. These transactions were in the normal course of operations and were measured at the exchange value, which represented the amount of consideration established and agreed to by the related parties.

Financial Instruments

The Company's financial instruments consist of cash, receivables, accounts payable and accrued liabilities and amounts due to related parties. Unless otherwise noted, it is management's opinion that the Company is not exposed to significant interest, currency or credit risks arising from these financial instruments. The fair value of these financial instruments approximates their carrying values, unless otherwise noted.

END